AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 13, 1996

                                                     REGISTRATION NO. 333-12795
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                      PRE EFFECTIVE AMENDMENT #2 TO

                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------
                             THINK NEW IDEAS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------
         DELAWARE                    7389                   95-4578104
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
       JURISDICTION       CLASSIFICATION CODE NUMBER) IDENTIFICATION NUMBER)
   OF INCORPORATION OR
      ORGANIZATION)

                              45 WEST 36TH STREET
                           NEW YORK, NEW YORK 10018
                                (212) 629-6800
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------
                               SCOTT A. MEDNICK
                            CHIEF EXECUTIVE OFFICER
                             THINK NEW IDEAS, INC.
                      8522 NATIONAL BOULEVARD, SUITE 101
                      CULVER CITY, CALIFORNIA 90232-2481
                                (310) 842-8444
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
       RALPH V. DE MARTINO, ESQ.               SHELDON E. MISHER, ESQ.
 DE MARTINO FINKELSTEIN ROSEN & VIRGA   BACHNER, TALLY, POLEVOY & MISHER, LLP
     1818 N STREET, NW, SUITE 400                380 MADISON AVENUE
       WASHINGTON, DC 20036-2492                 NEW YORK, NY 10017
            (202) 659-0494                         (212) 687-7000
                                --------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               PROPOSED MAXIMUM   PROPOSED MAXIMUM
     TITLE OF EACH CLASS        AMOUNT TO BE  OFFERING PRICE PER AGGREGATE OFFERING    AMOUNT OF
OF SECURITIES TO BE REGISTERED  REGISTERED(2)      SHARE(1)           PRICE(1)      REGISTRATION FEE
----------------------------------------------------------------------------------------------------
  Common Stock, par value
   $.0001(2)...............       2,300,000         $ 7.50          $17,250,000          $5,948
----------------------------------------------------------------------------------------------------
  Underwriter
   Warrants(3).............         200,000           .001          $       200             --
----------------------------------------------------------------------------------------------------
  Common Stock, par value
   $.0001(4)...............         200,000         $10.50          $ 2,100,000          $  725
----------------------------------------------------------------------------------------------------
  Total....................                                         $19,350,000          $6,673
----------------------------------------------------------------------------------------------------
  Less amounts previously
   paid....................                                                              $6,673
----------------------------------------------------------------------------------------------------
  Total....................

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a).
(2) Includes 300,000 shares of Common Stock subject to the over-allotment option granted to the Underwriter.
(3) To be issued to the Underwriter in the Offering.
(4) Issuable upon exercise of the warrants to be issued to the Underwriter.

*Note: Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement covers such additional indeterminate number of shares of Common Stock as may be issued by reason of adjustments in the number of shares of Common Stock issuable pursuant to anti-dilution provisions applicable to the securities subject hereto. Because such additional shares of Common Stock will, if issued, be issued for no additional consideration, no registration fee is required.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THE SECURITIES DESCRIBED HEREIN HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES MAY NOT BE + +SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION + +STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF +
+THESE SECURITIES DESCRIBED HEREIN IN ANY STATE IN WHICH SUCH OFFER,           +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                             Subject to completion, dated November 13, 1996

PROSPECTUS

                 [LOGO OF THINK NEW IDEAS, INC. APPEARS HERE]

                        2,000,000 Shares of Common Stock

                                  -----------

  All of the shares of common stock, par value $.0001 (the "Common Stock"), offered hereby are being sold by THINK New Ideas, Inc. (the "Company"), except for certain shares that may be sold in connection with the exercise of the over-allotment option granted to the Underwriter. Prior to this Offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $7.00 and $8.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for listing of the Common Stock for quotation on The Nasdaq National Market ("Nasdaq") under the symbol "THNK."


  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 8 AND "DILUTION."


   THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                           UNDERWRITING
                       PRICE TO           DISCOUNTS AND         PROCEEDS TO
                        PUBLIC            COMMISSIONS(1)         COMPANY(2)
--------------------------------------------------------------------------------
 Per Share                $                     $                     $
--------------------------------------------------------------------------------
 Total(3)                 $                     $                     $
--------------------------------------------------------------------------------
(1) Does not include additional underwriting compensation in the form of: (a) a warrant to purchase up to 200,000 shares of Common Stock exercisable for a period of four years commencing one year from the date of this Prospectus at a price equal to 140% of the initial public offering price (the "Underwriter's Warrant"); (b) a non-accountable expense allowance equal to 1.0% of the initial public offering price; and (c) an advisory fee (the "Advisory Fee") equal to 3.0% of the initial public offering price. The Company and Benchmark Equity Group, Inc. ("Benchmark" or the "Selling Stockholder") have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of the Offering payable by the Company, including the non-accountable expense allowance and the Advisory Fee,
    estimated at $    ($    if the Underwriter's over-allotment option is
    exercised in full). See "Underwriting."

(3) The Company and the Selling Stockholder have granted to Commonwealth Associates (the "Underwriter") a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. Pursuant to the terms of such option, upon exercise thereof by the Underwriter, the first 100,000 shares of Common Stock will be offered and sold by the Company and the remaining 200,000 shares of Common Stock will be offered and sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be $   , $
    and $   , respectively. See "Principal and Selling Stockholders" and
    "Underwriting."

  The shares of Common Stock are being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the Common Stock will be made against payment therefor at the offices of Commonwealth
Associates, 733 Third Avenue, New York, New York 10017, on or about    , 1996.
See "Underwriting."


                            COMMONWEALTH ASSOCIATES
                    The date of this Prospectus is    , 1996

                                     [ART]



  Think New Ideas, On Ramp, Metaverse, Internet One, CubePublisher, Market Advantage, CubeBuilder, CubeEditor, CubeEngine, CubeFactory, CubeTech, UpperClass, Office of the Future, Inc., OFI, NetCube, and VINNI are trademarks of the Company or its subsidiaries. The Company or its subsidiaries has filed servicemark applications with the U.S. Patent and Trademark Office for "Think New Ideas" and the "Thinking Head" logo. The Company or its subsidiaries has filed various product trademarks with the U.S. Patent and Trademark Office. This Prospectus also includes product names, trade names and trademarks of other companies.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET, ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety and should be read in conjunction with the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this prospectus (the "Prospectus"). The information provided throughout this Prospectus assumes that the over-allotment option granted to the Underwriter is not exercised and gives retroactive effect to a one to .496225157 reverse stock split effected by the Company in September 1996 and a two-for-three reverse split to be effected by the Company in November 1996. References hereinafter to the Company shall include its subsidiaries as the context may require. Prospective investors are urged to consider the factors discussed in "Risk Factors" in evaluating an investment in the Common Stock offered hereby.

                                  THE COMPANY

  The Company provides integrated marketing and communications solutions to Fortune 500 clients. Through the creative use of traditional marketing skills combined with advanced technological expertise, the Company is positioned as one of the leading integrated marketing and communications firms in the emerging new media and digital communications arena. The Company's integrated solutions include the development of several proprietary Internet, intranet tools and applications. These tools and applications include WebMechanic, Ecorp, Netcube, ASAP and Comparabase, each providing specific solutions to problems commonly faced by corporate clientele, for example, improving internal corporate communications, reducing costs of operations, integrating multiple databases and data base analysis, timely evaluation of consumer marketing. The Company has designed its solutions to be customized to the specification of each client, remaining flexible enough to allow for marketing and licensing to a broad base of corporate clients and industries.

  The Company will continue to offer its services and products to corporate clients by drawing upon its core strengths which include: desk top accessible database management and software designs, sophisticated Internet and Intranet systems development and corporate brand name marketing and positioning. These strengths and capabilities allow the Company to assist its corporate clients as follows:

    Communicate and Operate More Efficiently Internally. The Company's user-friendly interfaces and Internet/intranet tools, combined with training software and methodology, enable it to develop and deploy sophisticated intranet solutions for its clients. For example, the Company developed a proprietary intranet solution called "Distributor Net" to allow Anheuser Busch to exchange proprietary data with its distributors over the Internet.

    Access Data More Efficiently. The Company's proprietary technologies allow users of both the World Wide Web and corporate intranets to: (i) craft on-line marketing solutions that are responsive to user needs, allowing markets and analysts to more easily access, analyze and utilize data; and (ii) provide necessary tools to allow the Website sponsor to assess the effectiveness of its marketing solutions in a timely manner.

    Position and Brand Products and Services. The Company utilizes its experience in traditional marketing services, as well as its understanding of interactive and Internet/intranet technologies and other emerging media to position clients and market their products. The Company provides a range of services, including brand positioning, developing corporate identity and print, television and packaging design, as well as the ability to target individual consumers with tailored marketing messages and programs.

    Market Products and Services Using Internet Technology. The Company develops corporate Websites that incorporate the latest in multi-layered Internet technology to employ creative marketing strategies. For example, the Company's "Comparabase" comparative software engine, licensed to NEC, allows visitors to perform comparative product searches and quickly generate customized product presentations from the NEC product database based on the visitors' product preferences, interests and desired specifications.

  The Company's current clients include: Anheuser Busch Companies, Inc., Avon, Bankers Trust, Berlitz International, Inc., Bloomingdale's, Busch Entertainment Corporation, Chrysler Corporation, The Coca-Cola

Company, Continental Airlines, Inc., Janus Funds, Microsoft, MITA, Moet, NEC USA, Inc., Pioneer Electronics (USA) Inc., Reebok International, Ltd., Samsung Electronics of America, Inc., Sea World, Sega of America, Inc., Sony, Sprint, Tambrands, Time Warner, The Toro Company, Turner Entertainment Group and United Distillers.

  The Company's growth strategy includes the following elements: (i) the continued marketing and branding of its proprietary internet, intranet and database management solutions to its existing and future clients; (ii) expansion of its licensing service and hosting contract services to enhance its recurring revenue base; (iii) development of solutions which incorporate the latest on-line technologies; and (v) the continued development of traditional marketing solutions to serve existing clients and attract new clients.

  In August 1996, the Company entered into a strategic relationship with Omnicom Group Inc. ("Omnicom"), a publicly held company. Omnicom is the third largest marketing and advertising company in the world. Pursuant to the Company's agreement with Omnicom (the "Omnicom Agreement"), Omnicom purchased 938,667 shares of Common Stock from the Company in exchange for the payment to the Company of $4,998,000; and in November 1996 four principal stockholders of the Company transferred an aggregate of 124,667 shares of Common Stock to Omnicom for no cash consideration (the "Omnicom Transaction"). Since June 1996, the Company and Omnicom have engaged in joint marketing of their services to several Omnicom clients and the Company believes that the relationship could provide access to a substantial additional client base. See "Recent Developments--Omnicom Transaction."

  The Company's executive offices are located at 45 West 36th Street, New York, New York 10018. Its telephone number at that location is (212) 629-6800. The addresses of the Company and the Subsidiaries on the Internet include the following: http://www.thinkinc.com. None of the information contained in any of the Websites mentioned in this Prospectus is deemed to be incorporated herein.

                                  THE OFFERING

Common Stock offered by the Company... 2,000,000 Shares
Common Stock outstanding after the     6,266,667 Shares(1)(2)
 Offering.............................
Use of Proceeds....................... The Company intends to use the net proceeds from the Offering for general
                                        corporate purposes, including working
                                        capital. See "Use of Proceeds."
Proposed Nasdaq National Market        THNK
 Symbol...............................
Risk Factors.......................... The Offering involves a high degree of risk and immediate substantial
                                        dilution. See "Risk Factors" and
                                        "Dilution."

--------

(1) Excludes: (a) 200,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants; and (b) 966,667 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan, pursuant to which options to purchase 966,667 shares of Common Stock are issued and outstanding. See "Management--Stock Option Plan," "Description of Securities" and "Underwriting."
(2) Includes 825,000 shares of Common Stock (the "Escrow Shares") which have been deposited into escrow by the holders thereof. The Escrow Shares are subject to cancellation and will be contributed to the capital of the Company if the Company does not attain certain earnings levels or the market price of the Common Stock does not achieve certain levels. If such earnings or market price levels are met, the Company will record a substantial non-cash charge to earnings, for financial reporting purposes, as compensation expense relating to the value of the Escrow Shares released to Company officers and employees. See "Risk Factors--Potential Charges to Earnings," "Capitalization" and "Principal and Selling Stockholders."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The table below contains certain summary historical and pro forma financial information of the Company. The information has been derived from the consolidated financial statements included elsewhere and in this Prospectus (the "Financial Statements"). The quarterly data at September 30, 1996 and for the three months ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements and include all adjustments, consisting only of normal recurring adjustments, that management considers necessary to fairly present such data. The results for the three months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year ending June 30, 1997. This information should be read in conjunction with the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              THREE MONTHS
                                                                  ENDED
                           FISCAL YEAR ENDED JUNE 30,         SEPTEMBER 30,
                          ------------------------------  ----------------------
                           1994      1995       1996         1995        1996
                          -------- --------  -----------  ----------  ----------
                          (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA
Revenues................  $ 8,486  $ 10,332  $    12,146  $    2,462  $    4,239
Operating expenses:
 Direct salaries and
  related expenses......    3,321     3,557        4,587       1,136       1,943
 Other direct expenses..    3,776     3,935        4,815       1,073       1,000
 Selling, general and
  administrative
  expenses..............    1,963     2,622        3,286         606       1,002
Merger expenses.........      --        --           981         --          --
                          -------  --------  -----------  ----------  ----------
Operating income
 (loss).................     (574)      218       (1,523)       (353)        294
Interest expense........      (82)     (132)        (418)        (51)       (125)
Other, net..............        8        77          146          10         (48)
                          -------  --------  -----------  ----------  ----------
Income (loss) before
 taxes on income........     (648)      163       (1,795)       (394)        121
Taxes on income.........      103      (234)        (149)        (57)        (27)
                          -------  --------  -----------  ----------  ----------
Net income (loss).......  $  (545) $    (71) $    (1,944) $     (451) $       94
                          =======  ========  ===========  ==========  ==========
Income per share(1).....                                              $      .04
Supplemental income per
 share(1)...............                                                     .06
Pro forma data:
 Net loss(2)............                     $    (1,195) $     (490)
 Loss per share(1)......                            (.38)       (.15)
 Supplemental loss per
  share(1)..............                            (.30)       (.15)
Shares used in computing
 income (loss) per
 share..................                       3,070,831   3,167,149   2,729,273
Shares used in computing
 supplemental income
 (loss) per share.......                       3,174,615   3,205,549   3,018,407

                                                         AT SEPTEMBER 30, 1996
                                                        ------------------------
                                                        ACTUAL(3) AS ADJUSTED(4)
                                                        --------- --------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents..............................  $1,118      $14,162
Working capital........................................   2,959       16,003
Total assets...........................................   7,483       20,020
Note payable to related party..........................     788          500
Shareholders' equity...................................   4,151       16,976

                                                 (Footnotes appear on next page)

(1) Income (loss) per share data are based on pro forma net loss through June 30, 1996 and historical net income for the three months ended September 30, 1996. Historical loss per share data for periods through June 30, 1996 are not considered meaningful and, therefore, are not presented. The data are computed based on the weighted average numbers of shares of common stock outstanding (which exclude 825,000 shares held in escrow), as adjusted for the effects of applying Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83 using the treasury stock method, as more fully described in the Financial Statements. Pro forma net loss and historical net income used in the calculations were adjusted by approximately $19,000 and $10,000 for the year ended June 30, 1996 and the three months ended September 30, 1996 to exclude interest expense on convertible debt because the shares issuable upon conversion were treated as outstanding pursuant to SAB No. 83.

   Supplemental income (loss) per share data reflect the pro forma and historical income (loss) per share that would have resulted if the portion of the proceeds from the shares sold in August 1996 that was used to fund debt repayments had been used to repay debt on the dates it was issued, rather than for the assumed purchase of treasury stock. In computing the supplemental amounts, pro forma and historical net income (loss) amounts described in the preceding paragraph were adjusted to exclude interest on such debt of approximately $224,000 for the year ended June 30, 1996 and $7,000 and $63,000 for the three months ended September 30, 1995 and 1996. The weighted average numbers of shares outstanding were correspondingly increased.

(2) Excludes the costs incurred by the Company in connection with its acquisitions of the Subsidiaries, includes the impact of employment agreements between the Company and certain key employees as if such agreements had been in effect throughout fiscal 1996 and adjusts income taxes to zero since none would have been recognized had the acquisitions occurred previously.

(3) Reflects the accrual at September 30, 1996 of $507,000 of expenses related to the Offering.

(4) Reflects the anticipated repayment prior to the Offering of $288,000 in principal amount under a promissory note issued to a related party and gives effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and receipt of the net proceeds therefrom.

                              RECENT DEVELOPMENTS

THE REORGANIZATION

  The Company was incorporated pursuant to the laws of the State of Delaware in January 1996. In June 1996, in exchange for the issuance of an aggregate of 723,167 shares of Common Stock, the Company acquired all of the issued and outstanding capital stock of seven companies: Scott Mednick & Associates, Inc. ("Mednick Group"); On Ramp, Inc. ("On Ramp"); Internet One, Inc. ("Internet One"); Creative Resources Agency, Inc. ("Creative Resources"); The S.D. Goodman Group, Inc. ("Goodman Group"), and NetCube Corporation of Delaware and NetCube Corporation of New Jersey (collectively, "NetCube"). The foregoing companies have been defined and are collectively referred to hereinafter as the "Subsidiaries" and the combination of the Subsidiaries with the Company is referred to hereafter as the "Reorganization." See "Certain Transactions."

OMNICOM TRANSACTION

  Pursuant to the terms of the Omnicom Agreement, (a) Omnicom purchased 938,667 shares of Common Stock from the Company in exchange for $4,998,000;
(b) the Company appointed Barry Wagner to represent Omnicom on the Company's board of directors (the "Board of Directors"); (c) Omnicom agreed not to increase its ownership interest in the Company absent the approval of the Board of Directors; and (d) Omnicom granted the Company a right of first refusal to purchase the shares of Common Stock owned by Omnicom.

  In November 1996, four principal stockholders of the Company transferred an aggregate of 124,667 shares of Common Stock to Omnicom for no cash consideration. Omnicom consented to the November 1996 stock split and related amendments to the Omnicom Agreement and the Company agreed to decrease the number of shares available under the 1996 Stock Option Plan.

  The Company entered into the Omnicom Transaction to establish a strategic relationship which management of the Company believes could provide access to a substantial additional client base, although there can be no assurance that such result will occur. Since June 1996, Omnicom and the Company have engaged in the joint marketing of their services to several Omnicom clients. There can be no assurance that such joint marketing will continue, nor can there be any assurance with respect to the effect of such marketing on the Company's operations.

                                 RISK FACTORS

  The securities offered hereby are speculative in nature and an investment in the Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating whether to purchase the Common Stock offered hereby. Moreover, prospective investors are cautioned that the statements in this Prospectus that are not descriptions of historical facts may be forward looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth below.

OPERATING LOSS

  During the fiscal year ended June 30, 1996, the Company realized an operating loss of $1,523,000 and a net loss of $1,944,000. Those losses resulted primarily from non-recurring merger expenses in the amount of $981,000 incurred in combining the Subsidiaries and losses from operations realized by one of the Subsidiaries, NetCube, in the amount of $1,033,000. During the fiscal year ended June 30, 1996, NetCube modified its business so as to emphasize the development of its proprietary NetCube data applications and de-emphasize hourly consulting services, resulting in a significant decrease in revenues. Although the Company believes that the losses at NetCube may be reduced as NetCube changes its focus from product development to the marketing of its proprietary data applications, there can be no assurance that the Company will be able to achieve or sustain profitable operations at NetCube. Moreover, there can be no assurance that any other Subsidiary or that the Company as a whole will be profitable. The Company also intends to increase marketing and other operating expenses and increase the level of capital expenditures, including costs related to Internet infrastructure. Such increases in operating expense levels and capital expenditures may adversely affect operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

FLUCTUATIONS IN OPERATING RESULTS

  The Company's quarterly operating results have varied significantly in the past and the Company expects operating results to continue to fluctuate in future quarters. Factors which may affect the Company's operating results in the future include timing of the completion or cancellation of projects, the loss of a client, receipt of new business and variations in business mix, and other factors outside the control of the Company. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in actual revenues as compared to estimated revenues would have an immediate, material adverse effect on the Company's business, financial condition and operating results. The Company's operating results could also be materially adversely affected by increased competition in the Company's markets. The Company believes that period to period comparisons of its revenues and operating results are not necessarily meaningful and that such comparisons should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

LACK OF COMBINED OPERATING HISTORY; RISK OF INTEGRATION

  While certain of the Subsidiaries have been in existence for several years, the Reorganization occurred in June 1996. See "Recent Developments." The Company's success will depend in part on its ability to manage the combined operations of those companies, and to integrate the operations of those companies in a single organizational structure. The Company currently operates at five principal locations and has only recently commenced centralizing administrative functions at its New York office. There can be no assurance that the Company will be able to effectively integrate the operations of its Subsidiaries in a single organizational structure. Integration of these operations could also place additional strain on the management and key technical resources of the Company. The failure to successfully manage this integration could have a material adverse effect on the Company. Finally, while a key motivation for the Reorganization is the belief that the Subsidiaries can market their services to existing clients of other Subsidiaries, there can be no assurance that this cross-marketing will be achieved or sustained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Business Strategy."

MANAGEMENT OF GROWTH; FUTURE CAPITAL REQUIREMENTS

  The Company and the Subsidiaries have experienced significant growth since their inception, which places demands on the management, employees, operations and physical resources of the organization. Although the Company's strategy contemplates continued future growth, there can be no assurance that such growth will be achieved. In order to manage any future growth, the Company will be required to continue to improve its operating systems, attract and retain superior management, marketing and new media talent and expand the Company's facilities. If the Company is unable to effectively manage its growth, the Company's business, operating results and financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Future growth, if achieved, may also strain the Company's capital resources. Although the Company anticipates that cash flow from operations and the proceeds of the Offering contemplated hereby will be sufficient to fund its operations during the next 12 months, the Company may require additional financing in order to expand its business. There can be no assurance that the Company will be able to successfully negotiate or obtain additional financing, or that such financing will be on terms favorable or acceptable to the Company. The failure to secure necessary financing could have a material adverse impact on the Company. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business."

DEPENDENCE ON THE INTERNET; DEVELOPING MARKET

  The Company's ability to derive revenues by providing marketing solutions will depend in part upon a robust industry and the infrastructure for providing Internet access and carrying Internet traffic. There can be no assurance that the necessary infrastructure, such as a reliable network backbone, or complementary products, such as high speed modems, will be developed or that the Internet will become a viable commercial marketplace. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use and access, and quality of service, remain unresolved and may impact the growth of Internet use. In the event that the necessary infrastructure or complementary products are not developed, or the Internet does not become a viable commercial marketplace, the business, operating results and financial condition of the Company could be adversely affected.

DEPENDENCE ON PROPRIETARY TECHNOLOGIES

  The Company regards certain of its products and technologies, including its software applications, as proprietary and relies upon a combination of trademark, copyright and trade secret law, together with non-disclosure licensing and invention assignment agreements, to establish and protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents. There can be no assurance that the Company's current intellectual property rights will afford meaningful protection or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. There can be no assurance that others will not infringe the Company's proprietary rights or assert claims that the Company's technologies infringe their proprietary rights. Litigation concerning the alleged violation of intellectual property rights is inherently uncertain and could result in significant costs to the Company, whether or not any such claims are valid.

RAPID TECHNOLOGICAL CHANGE

  The market for interactive marketing services is characterized by rapid changes in technology. The rapid pace of technological change presents substantial challenges to a provider of marketing services to maintain its technical competence and competitive position. In addition to competing with other integrated marketing service providers and traditional advertising agencies, the Company competes with specialized service providers that are highly skilled in their particular discipline. The Company believes that, in order for it to compete successfully, each of the disciplines that is utilized in developing a solution for a client must demonstrate competence equal or superior to that demonstrated by competitive specialty firms that limit the scope of their services to that particular discipline. There can be no assurance that the Company will be successful in attracting and maintaining a high level of technical and artistic competence or that it will be successful in providing competitive solutions to clients. Failure to do so could result in the loss of existing customers or the inability to attract and retain new customers, which developments could have a material adverse effect on the business, financial condition and operating results of the Company. See "Business."

RELIANCE ON KEY MANAGEMENT PERSONNEL

  The Company's operations are dependent upon the continued efforts of its senior management, including Scott A. Mednick, the Chief Executive Officer of the Company; Ronald Bloom, the President and Chief Operating Officer of the Company; and Adam Curry, the Chief Technology Officer of the Company, each of whom performs significant marketing, sales and product development functions. The loss of the services of any of the foregoing officers could be detrimental to the Company. Messrs. Mednick, Bloom and Curry, along with certain other members of senior management, have entered into employment agreements with the Company. These agreements contain noncompete provisions that may not be enforceable in certain states. The Company has obtained key man life insurance in the principal amount of $2,000,000 on each of the lives of Messrs. Mednick and Bloom. The Company intends to obtain key man life insurance on the life of Mr. Curry. See "Management."

  Qualified employees are in great demand and are likely to remain a limited resource for the foreseeable future. Competition for skilled creative and technical talent is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel. In addition, the Company's ability to generate revenues relates directly to the number and expertise of the personnel that are available to work on its projects. Any failure by the Company to retain existing employees or to hire new employees when necessary could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business-- Employees."

BROAD DISCRETIONARY USE OF PROCEEDS

  The Company has broad discretion with respect to the specific application of the net proceeds of this Offering. Such amounts are intended to be used for working capital, including salaries, equipment and development of technology. Thus, purchasers of the shares offered hereby will be entrusting their funds to the Company's management, upon whose judgment the investors must depend, with only limited information concerning management's specific intentions.

DEPENDENCE ON SIGNIFICANT PROJECTS; LIMITED CONTRACTUAL RELATIONSHIPS

  The Company's five largest clients accounted for approximately 38% of the Company's revenues for the fiscal year ended June 30, 1996, with significant quarterly fluctuations in the amount of revenue contribution from each such client. Pioneer Electronics (USA), Inc., SEGA of America, Inc., Toshiba of America, Inc., Reebok International, Ltd., and Source Informatics, the Company's five largest clients during the period, accounted for approximately 14.6%, 7.1%, 5.4%, 5.3% and 5.2% of the Company's revenues, respectively, during the period. The Company's clients generally retain the Company on a project by project basis. Consequently, a client from whom the Company generates substantial revenue in one period may not be a substantial source of revenue in a subsequent period. There can be no assurance that a client will engage the Company for further services once a project is completed. Moreover, the Company typically does not enter into long-term contractual relationships with its clients, and therefore such clients may unilaterally reduce their use of the Company's services or terminate existing projects at their discretion. The termination of a business relationship with any of the Company's significant clients or a material reduction in a significant client's use of the services provided by the Company could have a material adverse effect on the business, financial condition and operating results of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROJECT PROFIT EXPOSURES; NEED TO DEVELOP RECURRING REVENUE

  The Company generates the substantial majority of its revenues through project fees on a fixed fee for service basis. The Company assumes greater financial risk on fixed-price type contracts than on either time-and-material or cost-reimbursable contracts. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the Company's profit or cause a loss. Although the majority of the Company's projects typically last four to eight weeks and therefore each individual short-term project creates less exposure than a long-term fixed-price contract, in the event the Company does not accurately anticipate the progress of a number of significant revenue-generating projects it could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success will depend in part on its ability to convert its project by project relationships to continuing relationships characterized by recurring revenue. There can be no assurance that the Company's efforts will be successful. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The market for the Company's services is highly competitive and is characterized by pressures to incorporate new capabilities and accelerate job completion schedules. The Company faces competition from a number of sources, including national and regional new media marketing companies and national and local advertising agencies, many of which have started to develop or acquire interactive media capabilities. New boutiques that either provide integrated or specialized services (e.g., corporate identity and packaging, advertising services or Website design) and are technologically proficient, have emerged and are competing with the Company. Many of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technology, development, sales, marketing and other resources than the Company. The Company's ability to maintain its existing clients and generate new clients depends to a significant degree on the quality of its services and its reputation among its clients and potential clients, as compared with the quality of services provided by and the reputations of the Company's competitors. In the event that the Company loses clients to competitors because of dissatisfaction with the services performed or provided by the Company, or the reputation of the Company is otherwise adversely impacted, the business, financial condition and operating results of the Company could be materially adversely affected.

  There are relatively low barriers to entry into the Company's business. The Company expects that it will face additional competition in the future from new entrants into the market. There can be no assurance that existing or future competitors will not develop or offer marketing communication services and products that provide significant performance, price, creative or other advantages over those offered by the Company, which could have a material adverse effect on the business, financial condition and operating results of the Company.

SYSTEM SECURITY

  The Company currently operates servers and maintains Internet connectivity from its offices in New York and Colorado. Despite the implementation of network security measures by the Company, such as limiting physical and network access to its routers, the Company's Internet infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by its customers or other Internet users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to the Company's Internet customers. Further, such inappropriate use of the Internet could also potentially jeopardize the security of confidential information stored in the computer systems of the Company's customers and other parties connected to the Internet, which may deter potential customers and give rise to uncertain liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the Internet service industry in general and the Company's customer base and revenues in particular. A significant security breach could result in loss of customers, damage to the Company's reputation, direct damages, costs of repair and detection, and other expenses. The occurrence of any of the foregoing events could have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF SYSTEM FAILURE

  The success of the Company is dependent upon its ability to deliver high quality, uninterrupted Internet hosting, which requires that the Company protect its computer equipment and the information stored in its servers against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. Any damage or failure that causes interruptions in the Company's operations could have a material adverse effect on its business, results of operations and financial condition. In particular, a failure at its New York offices, if prolonged, could result in reduced revenues, loss of customers and damage to the Company's reputation, any of which could in turn have a material adverse effect on the Company's business, results of operations and financial condition. While the Company carries property and business interruption insurance to cover its operations, the coverage may not be adequate to compensate the losses that may occur.

REGULATORY UNCERTAINTY; LEGAL UNCERTAINTIES

  The Company is not currently subject to government regulation, except to the extent that it is subject to regulations of general applicability to business. However, due to the increasing media attention on the Internet, it is possible that laws and regulations applicable to the Internet may be adopted that will address user privacy, or the pricing, taxation, characteristics or quality of products or services offered over the Internet. The adoption of any such laws or regulations could restrict the growth of the Internet, which in turn could adversely affect the demand for the Company's services, affect the Company's cost structure or cause the Company to modify its operations. Moreover, the applicability of existing laws governing property ownership, libel and privacy to the Internet is unsettled. It is possible, therefore, that businesses that develop Websites could be subject to liability for certain actions of their clients, including liability for infringement of intellectual property rights, defamation and libel. The Company is unable to predict the impact that any future change in applicable law may have on its business. Any imposition of liability on the Company could have a material adverse effect on the Company's financial condition and operations.

POTENTIAL CHARGES TO EARNINGS

  The Securities and Exchange Commission (the "Commission") has taken the position with respect to escrow arrangements such as that entered into by the Company and certain of its stockholders that in the event any shares are released from escrow to the holders who are officers, directors, employees or consultants of the Company, a compensation expense will be recorded for financial reporting purposes. Accordingly, in the event of the release of the Escrow Shares, the Company will recognize during the period in which the earnings thresholds are probable of being met or such stock levels achieved, a substantial noncash charge to earnings equal to the fair market value of such shares on the date of their release, which would have the effect of significantly increasing the Company's loss or reducing or eliminating earnings, if any, at such time. The recognition of such compensation expense may have a depressive effect on the market price of the Company's securities. Notwithstanding the foregoing discussion, there can be no assurance that the Company will attain the targets which would enable the Escrow Shares to be released from escrow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Principal and Selling Stockholders-- Escrow Shares."

ABSENCE OF PRIOR TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public trading market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained upon completion of the Offering. The initial public offering price of the shares of Common Stock will be determined by negotiation among the Company and the Underwriter and does not necessarily bear any relationship to the Company's assets, book value, net worth or any other established criteria of value. See "Underwriting" for a discussion of the factors that will be considered in determining the initial public offering price. The market price of the shares of Common Stock, like that of the common stock of many other companies engaged in technology-related fields, is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, the operating results of the Company's competitors and other technology companies, and general market conditions may have a significant impact on the market price of the Common Stock.

FUTURE SALES OF COMMON STOCK; REGISTRATION RIGHTS

  Future sales of shares of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"), through the exercise of outstanding registration rights or through the issuance of shares of Common Stock upon exercise of options, warrants or otherwise, could have an adverse effect on the price of the Company's Common Stock. In addition to the 2,000,000 shares of Common Stock offered hereby, subject to compliance with Rule 144 under the Securities Act, 4,266,667 shares of Common Stock will be eligible for sale in the public market beginning February 1998. An additional 241,666 shares of Common Stock issuable upon the exercise of outstanding stock options will also become eligible for sale in the public market pursuant to Rule 701 and Rule 144 under the Securities Act beginning in July 1997. The Commission has recently proposed an amendment to the holding period requirements of Rule 144 to permit resales of restricted securities after a one year holding period rather than a two year holding period, and to permit unrestricted resales by non-affiliates after a two year holding period rather than a three year holding period. Additionally, the holders of 1,187,590 shares of Common Stock have certain demand and/or piggyback registration rights with respect to shares owned by them. Holders of 3,833,340 shares of outstanding Common Stock and 433,327 shares of Common Stock have agreed not to sell or transfer any of their shares for periods of 12 months and 6 months, respectively, following the Offering without the prior written consent of the Underwriter. The Underwriter may, at its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements. See "Description of Capital Stock--Registration Rights" and "Shares Eligible for Future Sale."

POTENTIAL ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation of the Company, as amended (the "Certificate of Incorporation") authorizes the issuance of up to 5,000,000 shares of Preferred Stock with such rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors may, without stockholder approval, issue shares of Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. However, the Company's ability to issue such securities is, with certain exceptions, subject to the prior approval of the Underwriter for a period of twelve months from the date of this Prospectus. See "Underwriting." Although the Company does not currently intend to issue any shares of Preferred Stock, there can be no assurance that the Company will not do so in the future. In addition to the foregoing, the Certificate of Incorporation and the Bylaws of the Company (the "Bylaws") contain provisions which may discourage certain transactions involving an actual or threatened change in control of the Company. The Bylaws prescribe the manner in which shareholder proposals may be presented for consideration at meetings of stockholders. The Company is also subject to a Delaware statute regarding business combinations. Any of the foregoing may have the effect of rendering more difficult, or discouraging, an acquisition of the Company or changes in control of the Company. See "Management" and "Description of Securities."

CONTROL BY EXISTING STOCKHOLDERS

  As of the date hereof, the officers and directors of the Company (and their affiliates) own an aggregate of 3,807,880 shares of Common Stock (including 825,000 Escrow Shares with respect to which the owners thereof have voting rights). Immediately upon completion of the Offering, the officers and directors of the Company will own or control the voting of 45.8% of the Company's issued and outstanding voting stock. Moreover, pursuant to the Bylaws, holders of 33% of all outstanding shares of Common Stock entitled to vote shall constitute a quorum and the holders of a majority of such quorum may control the vote. The officers and directors of the Company, as holders of the Company's securities, will therefore have the ability to significantly influence the election of the Board of Directors, to potentially control the outcome of any corporate action requiring less than a majority of the outstanding voting securities entitled to vote, and consequently, to significantly influence the business and affairs of the Company. See "Recent Transactions," "Management," "Certain Transactions" and "Principal and Selling Stockholders."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock in the Offering will suffer immediate substantial dilution in the net tangible book value of shares of Common Stock purchased in the amount of $4.39 per share or 58.5%. In January 1996, the founders of the Company paid $.0001 (par value) per share for their shares of Common Stock. In March 1996 and April 1996, respectively, the holders of the 10% Notes agreed to pay (and subsequently paid) $.125 per share for their shares of Common Stock and the holders of the 12% Notes agreed to pay (and subsequently paid) $.75 per share for their shares of Common Stock. Upon completion of the Offering, the Company's current stockholders will have paid $7,154,788 for 4,266,667 shares of Common Stock (including the Escrow Shares) or 68% of the Company's then outstanding shares of Common Stock, and purchasers of shares of Common Stock in the Offering will have paid $15,000,000 for 2,000,000 shares of Common Stock, or 32% of the Company's then outstanding shares of Common Stock. Therefore, investors' shares of Common Stock will bear a substantially greater financial risk than the Company's current stockholders. See "Dilution," "Management--Stock Option Plan," "Certain Transactions" and "Description of Securities."

POSSIBLE DELISTING; RISKS OF LOW-PRICED STOCK

  Under the rules of the National Association of Securities Dealers, Inc. ("NASD"), in order to maintain listing on Nasdaq, a company must have, among other things, between $1,000,000 and $4,000,000 in net tangible assets (depending upon whether or not such company has sustained operating losses) and, alternatively, either: (i) $3,000,000 in market value of public float and $4,000,000 in net tangible assets; or (ii) a minimum bid price of $1.00 per share. In the event that the Company is unable to satisfy the requirements for continued quotation on the Nasdaq National Market or on the Nasdaq SmallCap Market, quotation, if any, of the Common Stock would be in the over-the-counter market in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. or on the NASD OTC Electronic Bulletin Board. As a result, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the price of such securities. If the Company's securities were delisted from Nasdaq they could become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worths in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses).

  In addition, Commission regulations define a "penny stock" to be any non-Nasdaq equity security that has a market price (as therein defined) of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. The Commission's rules impose additional requirements on broker-dealers for any transactions involving penny stocks.

  In the event that the Company's securities are delisted or become subject to Rule 15g-9 or the penny stock rules, the liquidity of the Company's securities will be adversely affected and investors may find it more difficult to dispose of or obtain accurate quotations to the prices thereof.

ABSENCE OF DIVIDENDS

  The Company has not paid any dividends on its Common Stock since its incorporation and anticipates that, for the foreseeable future, working capital and earnings, if any, will be retained for use in the Company's business operations and in the expansion of its business. See "Dividend Policy" and "Description of Securities."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and after deducting underwriting discounts and commissions and estimated expenses payable by the Company, will be approximately $12,825,000 (or approximately $13,492,500 if the over-allotment option granted to the Underwriter is exercised in full). The Company will receive the proceeds of the sale of the shares of Common Stock offered by the Company, but will not receive any of the proceeds from the sale of any shares of Common Stock offered by the Selling Stockholder pursuant to exercise of the Underwriter's over-allotment option. The Company intends to use the net proceeds of the Offering approximately as follows: $2,500,000 for sales and marketing; $1,500,000 for the purchase of computer equipment; $1,500,000 for research and development and the remaining balance for working capital.

  The Company may also use a portion of such net proceeds and investment securities balances to acquire or invest in businesses, products and technologies that are complementary to those of the Company, although no such acquisitions are planned or being negotiated as of the date of this Prospectus and no portion of the net proceeds has been allocated for any specific acquisitions.

  The Company's intended allocation of net proceeds of the Offering is based upon the Company's current plans and prevailing economic and industry conditions. Although the Company does not currently contemplate material changes with respect to allocation of the net proceeds, to the extent that management of the Company finds that adjustment thereto is required, the amounts shown may be adjusted among the uses indicated above. Pending their ultimate use, the net proceeds will be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

  The Company has not paid, and does not anticipate paying, any dividends on its Common Stock in the foreseeable future. The Company currently intends to retain its future earnings for use in operations and expansion of its business. Declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors. Certain of the Subsidiaries have declared dividends in connection with such Subsidiaries' former elections to be treated as Subchapter S corporations under the Internal Revenue Code of 1986, as amended (to enable the former owners of such Subsidiaries to pay applicable Federal income taxes).

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company: (i) as of September 30, 1996; and (ii) as adjusted to give effect to the sale of the Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and the receipt of the estimated net proceeds therefrom.

                                                        SEPTEMBER 30, 1996
                                                    ---------------------------
                                                    ACTUAL(1) AS ADJUSTED(1)(2)
                                                    --------- -----------------
                                                          (IN THOUSANDS)
Note payable to related party......................  $  788        $   500
                                                     ------        -------
Shareholders' Equity:
  Preferred Stock, $.0001 par value; 5,000,000
   shares authorized; no shares outstanding........     --             --
  Common Stock, $.0001 par value; 50,000,000 shares
   authorized; 4,266,667 shares issued (actual);
   and 6,266,667 shares issued (as adjusted)(1)....     --               1
  Additional paid-in capital.......................   5,137         17,961
  Accumulated deficit..............................    (986)          (986)
                                                     ------        -------
    Total shareholders' equity.....................   4,151         16,976
                                                     ------        -------
      Total capitalization.........................  $4,939        $17,476
                                                     ======        =======

--------
(1) Includes 825,000 shares of Common Stock held in escrow. See "Principal and Selling Securityholders."

(2) Reflects the anticipated repayment prior to the Offering of $288,000 in principal amount under a promissory note issued to a related party and gives effect to the sale of all of the Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and receipt of the net proceeds therefrom.

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1996 was $3,604,000 or approximately $1.05 per share of Common Stock. Net tangible book value per share represents the amount of the Company's pro forma stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding (excluding the Escrow Shares). Dilution to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 2,000,000 shares of Common Stock by the Company at an assumed initial public offering price of $7.50 per share and receipt of the estimated net proceeds therefrom, the net tangible book value of the Company as of September 30, 1996 would have been $16,936,000 or $3.11 per share. This represents an immediate increase in net tangible book value of $2.06 per share to existing stockholders and an immediate dilution in net tangible book value of $4.39 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share...................      $7.50
     Net tangible book value per share as of September 30, 1996...... 1.05
     Increase per share attributable to new investors................ 2.06
                                                                      ----
   Net tangible book value per share after the Offering..............       3.11
                                                                           -----
   Dilution per share to new investors...............................      $4.39
                                                                           =====

  In the event that the Underwriter's over-allotment option is exercised in full, the net tangible book value of the Company at September 30, 1996 would be approximately $3.18 per share (excluding the Escrow Shares), which would result in dilution per share to the new investors in the Offering of approximately $4.32 per share.

  The following table summarizes at September 30, 1996 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders since inception and by new investors in this Offering (at an assumed initial public offering price of $7.50 per share):

                            SHARES PURCHASED     TOTAL CONSIDERATION
                            -------------------- ---------------------- AVERAGE PRICE
                             NUMBER      PERCENT   AMOUNT       PERCENT   PER SHARE
                            ---------    ------- -----------    ------- -------------
   Existing Stockholders... 4,266,667(1)    68%  $ 7,154,788(2)    32%      $1.68
   New Investors........... 2,000,000       32%   15,000,000       68%      $7.50
                            ---------      ---   -----------      ---
     Totals................ 6,266,667      100%  $22,154,788      100%
                            =========      ===   ===========      ===

--------
(1) Includes 825,000 shares of Common Stock held in escrow.
(2) Includes $4,998,000 paid by Omnicom in the Omnicom Transaction.

  The foregoing tables do not give effect to the exercise of any outstanding options or the release of the Escrow Shares. See "Management--Stock Option Plan" and "Principal and Selling Stockholders."

                            SELECTED FINANCIAL DATA

  The table below contains certain summary historical and pro forma financial information of the Company. The information has been derived from the Financial Statements included elsewhere in this Prospectus. The quarterly data at September 30, 1996 and for the three months ended September 30, 1995 and 1996 are derived from the Company's unaudited financial statements but include all adjustments, consisting only of normal recurring adjustments, that management considers necessary to fairly present such data. The results for the three months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full year ending June 30, 1997. This information should be read in conjunction with the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                              THREE MONTHS
                                                                  ENDED
                           FISCAL YEAR ENDED JUNE 30,         SEPTEMBER 30,
                          ------------------------------  ----------------------
                           1994      1995       1996         1995        1996
                          -------- --------  -----------  ----------  ----------
                          (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA
Revenues................  $ 8,486  $ 10,332  $    12,146  $    2,462  $    4,239
Operating expenses:
 Direct salaries and
  related expenses......    3,321     3,557        4,587       1,136       1,943
 Other direct expenses..    3,776     3,935        4,815       1,073       1,000
 Selling, general and
  administrative
  expenses..............    1,963     2,622        3,286         606       1,002
Merger expenses.........      --        --           981         --          --
                          -------  --------  -----------  ----------  ----------
Operating income
 (loss).................     (574)      218       (1,523)       (353)        294
Interest expense........      (82)     (132)        (418)        (51)       (125)
Other, net..............        8        77          146          10         (48)
                          -------  --------  -----------  ----------  ----------
Income (loss) before
 taxes on income........     (648)      163       (1,795)       (394)        121
Taxes on income.........      103      (234)        (149)        (57)        (27)
                          -------  --------  -----------  ----------  ----------
Net income (loss).......  $  (545) $    (71) $    (1,944) $     (451) $       94
                          =======  ========  ===========  ==========  ==========
Income per share(1).....                                              $      .04
Supplemental income per
 share(1)...............                                                     .06
Pro forma data:
 Net loss(2)............                     $    (1,195) $     (490)
 Loss per share(1)......                            (.38)       (.15)
 Supplemental loss per
  share(1)..............                            (.30)       (.15)
Shares used in computing
 income (loss) per
 share..................                       3,070,831   3,167,149   2,729,273
Shares used in computing
 supplemental income
 (loss) per share.......                       3,174,615   3,205,549   3,018,407

                                                         AT SEPTEMBER 30, 1996
                                                        ------------------------
                                                        ACTUAL(3) AS ADJUSTED(4)
                                                        --------- --------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents..............................  $1,118      $14,162
Working capital........................................   2,959       16,003
Total assets...........................................   7,483       20,020
Note payable to related party..........................     788          500
Shareholders' equity...................................   4,151       16,976

                                                (Footnotes appear on next page)

--------

(1) Income (loss) per share data are based on pro forma net loss through June 30, 1996 and historical net income for the three months ended September 30, 1996. Historical loss per share data for periods through June 30, 1996 are not considered meaningful and, therefore, are not presented. The data are computed based on the weighted average numbers of shares of common stock outstanding (which exclude 825,000 shares held in escrow), as adjusted for the effects of applying Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83 using the treasury stock method, as more fully described in the Financial Statements. Pro forma net loss and historical net income used in the calculations were adjusted by approximately $19,000 and $10,000 for the year ended June 30, 1996 and the three months ended September 30, 1996 to exclude interest expense on convertible debt because the shares issuable upon conversion were treated as outstanding pursuant to SAB No. 83.

   Supplemental income (loss) per share data reflect the pro forma and historical income (loss) per share that would have resulted if the portion of the proceeds from the shares sold in August 1996 that was used to fund debt repayments had been used to repay debt on the dates it was issued, rather than for the assumed purchase of treasury stock. In computing the supplemental amounts, pro forma and historical net income (loss) amounts described in the preceding paragraph were adjusted to exclude interest on such debt of approximately $224,000 for the year ended June 30, 1996 and $7,000 and $63,000 for the three months ended September 30, 1995 and 1996. The weighted average numbers of shares outstanding were correspondingly increased.

(2) Excludes the costs incurred by the Company in connection with its acquisitions of the Subsidiaries, includes the impact of employment agreements between the Company and certain key employees as if such agreements had been in effect throughout fiscal 1996 and adjusts income taxes to zero since none would have been recognized had the acquisitions occurred previously.

(3) Reflects the accrual at September 30, 1996 of $507,000 of expenses related to the Offering.

(4) Reflects the anticipated repayment prior to the Offering of $288,000 in principal amount under a promissory note issued to a related party and gives effect to the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $7.50 per share and receipt of the net proceeds therefrom.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company was incorporated in the State of Delaware in January 1996 for the purpose of creating a corporate structure to facilitate the combination and integration of specialized businesses operating in the areas of advertising, marketing, Internet and intranet services and data management. See "Recent Developments--The Reorganization." On June 30, 1996, the Company completed the acquisition of all of the outstanding shares of common stock of the Subsidiaries in exchange an aggregate of 723,167 shares of Common Stock. Each of the acquisitions was accounted for using the pooling of interests method. Accordingly, the results of operations for each of the Subsidiaries has been included in the Company's Financial Statements since the earlier of July 1, 1993 or each Subsidiary's inception.

  The Subsidiaries generate revenue from Internet and interactive media services including Website development and hosting, corporate internal communications solutions, database marketing, corporate identity and product branding and packaging, on-line and off-line training systems, advertising and media placement services, and interface solutions that provide high-speed access via the Internet to off-line databases. Historically, revenues from these services by the Subsidiaries have been derived on a project-by-project basis, which tends to cause fluctuations in revenues between reporting periods. A substantial portion of those revenues have been fixed fees for services to be delivered. While the Company has recently entered into a number of contracts for ongoing maintenance, content updates, server hosting and software licensing, which will create recurring revenue streams for the life of their respective contracts (typically 12 months), it is anticipated that project revenue will continue to be a significant component of total revenues and therefore revenue may continue to fluctuate significantly from quarter to quarter.

  The Company generally provides Website design and development and traditional marketing services under contracts that vary in duration from two to four weeks in the case of smaller projects and up to five months in the case of larger projects. In connection with Website design and development, the Company typically enters into twelve-month arrangements providing for maintenance, content updates of Websites and software licensing and hosting of a client Website on the Company's servers. Revenues from contracted services are generally recognized using the percentage of completion method based upon the ratio of costs incurred to total estimated costs of the project. Revenues from hosting, maintenance and updates are recognized as the services are provided.

  Part of the Company's strategy to increase revenues is to attempt to increase the percentage of revenue which is recurring and to increase the number of services provided to a particular client. The Company intends to implement this strategy by increasing its over-all marketing and cross-marketing efforts. See "Business--Business Strategy."

RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus.

THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

  Consolidated revenues for the Company increased to $4,239,000 for the three month period ended September 30, 1996 from $2,462,000 for the three month period ended September 30, 1995 (72%). Revenues for On Ramp and Internet One increased to $2,315,000 during the first quarter of fiscal 1997 from $374,000 during the first quarter of fiscal 1996 (519%) primarily on the strength of corporate demand for internet related services. Revenues for the Company's strategic marketing subsidiaries (Mednick, Creative Resources, and Goodman Group) increased to $1,823,000 during the first quarter of 1997 from $1,736,000 during the first quarter of fiscal 1996 (5%) primarily as a result of expanded sales at Creative Resources.

  Direct salaries and related expenses for the Company increased to $1,943,000 during the first quarter of fiscal 1997 from $1,135,000 during the first quarter of fiscal 1996 (71%) primarily as a result of a significant increase in the number of employees retained by the Company to meet its higher level of operations. Selling, general and administrative expenses increased to $1,002,000 during the first quarter of fiscal 1997 from $606,000 during the first quarter of fiscal 1996 (65%) which primarily reflects the formation and expansion of the Company's corporate infrastructure during late fiscal 1996. Interest and other expenses also increased during the first quarter of fiscal 1997 as compared to fiscal 1996. Interest expense increased as a result of various corporate financing arrangements which were effected during fiscal 1996.

  Primarily as a result of the foregoing factors, the Company generated net income of $94,000 during the first quarter of fiscal 1997 compared to a $451,000 loss during the first quarter of fiscal 1996.

YEARS ENDED JUNE 30, 1994, 1995 AND 1996

  Revenues. The following table presents the Company's consolidated revenues, by reference to the Subsidiaries, for the fiscal years ended June 30, 1994, 1995 and 1996. The individual and combined historical revenues of the Subsidiaries are not necessarily indicative of the future revenues that may be expected.

                                                YEAR ENDED JUNE 30,
                                         ------------------------------------
                                            1994        1995         1996
                                         ----------  -----------  -----------
                                           $     %      $     %      $     %
                                         ------ ---  ------- ---  ------- ---
                                                   (IN THOUSANDS)
Mednick Group, Creative Resources,
 Goodman Group.......................... $5,317  63% $ 5,881  57% $ 7,084  58%
On Ramp.................................      7 --       776   8    2,323  19
Internet One............................     76   1      674   6    1,338  11
NetCube.................................  3,086  36    3,001  29    1,401  12
                                         ------ ---  ------- ---  ------- ---
                                         $8,486 100% $10,332 100% $12,146 100%
                                         ====== ===  ======= ===  ======= ===

  Revenues for Mednick Group, Creative Resources and Goodman Group, consisting primarily of strategic marketing and corporate and brand positioning, increased to $7,084,000 in fiscal 1996 from $5,881,000 in fiscal 1995 (20%)
and from $5,317,000 in fiscal 1994 (11%). The increase in revenues in fiscal 1996 resulted from sales to new clients of Mednick Group and Creative Resources completing its first full year of operations. The increase in revenues in fiscal 1995 resulted primarily from the completion of the first full year of operations at Goodman Group and the start-up of operations at Creative Resources.

  Revenues for On Ramp and Internet One, consisting primarily of Internet and intranet systems and services, on-line systems and implementation of tools and training, increased to $3,661,000 in fiscal 1996 from $1,450,000 in fiscal 1995 (152%) and from $83,000 in fiscal 1994 (1,647%). The increase in revenues in fiscal 1996 is primarily the result of increased corporate awareness and demand for Internet access, infrastructure, security, and training, while the increase in revenues in 1995 is primarily attributed to On Ramp and Internet One completing their first full year of operations.

  Revenues for NetCube, consisting primarily of data access consulting and services, decreased to $1,401,000 in fiscal 1996 from $3,001,000 in fiscal 1995 (53%) and from $3,086,000 in fiscal 1994 (3%). The decrease in revenues in fiscal 1996 was primarily the result of the strategic decision by the management of NetCube to more fully develop its data base interface application and to de-emphasize NetCube's historical focus of providing hourly consulting services. This shift in business focus resulted in a significant reduction in revenues and higher development costs without offsetting revenues.

  Direct salaries and related expenses. Direct salaries and related expenses consist of wages, payroll taxes and employee benefits. Direct salaries and related expenses increased to $4,587,000 in fiscal 1996 from $3,557,000 in fiscal 1995 (29%) and from $3,321,000 in fiscal 1994 (7%). The increase in fiscal 1996 is primarily due to the hiring of additional personnel necessitated by growth at Mednick Group, On Ramp and Internet One. The increase in fiscal 1995 is primarily attributed to an increase of $640,000 in salary expenses at Internet One, On Ramp and Goodman Group which were all completing their first full year of operation, offset in part by a decrease of $450,000 at NetCube due to a reduction in performance bonuses.

  Other direct expenses. Other direct expenses consist of contract labor, materials and facility expenses associated with providing services to the Subsidiaries' clients. Other direct expenses increased to $4,815,000 in fiscal 1996 from $3,935,000 in fiscal 1995 (22%) and from $3,776,000 in fiscal 1994
(4%). The increase in fiscal

1996 is primarily due to incremental costs incurred by the Subsidiaries as a result of higher levels of operations. The increase in 1995 is comprised of increased direct expenses of approximately $660,000 at Internet One, On Ramp, Creative Resources and Goodman Group associated with those companies completing their first full year of operations, offset in part by an approximate $500,000 reduction in production material and contract labor expenses at Mednick Group and NetCube.

  General and administrative expenses. General and administrative expenses consist primarily of salaries and related payroll costs for financial and administrative personnel, occupancy costs, consulting and professional fees, general office expenses and bad debt expense. General and administrative expenses increased to $3,286,000 in fiscal 1996 from $2,622,000 in fiscal 1995 (25%) and from $1,962,000 in fiscal 1994 (34%). The increase in fiscal 1996 is due to increased occupancy expenses and administrative salaries as most of the Subsidiaries expanded upon their corporate infrastructure to accommodate operational growth and the increase in 1995 is primarily the reflection of several of the Subsidiaries completing their first full year of operations.

  Economies of scale, elimination of duplicate overhead and administrative costs, and reduction in professional fees paid by the Subsidiaries for services which will be performed in-house are expected to reduce future operating costs. Offsetting these anticipated benefits are anticipated increases in personnel costs due to increased administrative personnel and expenses to be incurred in developing the Company's corporate infrastructure.

  Merger Expenses. Merger expenses consist of the nonrecurring costs incurred by the Company in completing the acquisitions of the Subsidiaries on June 30, 1996, including a $500,000 finder's fee paid to an affiliate of the Company. See "Certain Transactions--Consulting and Finders' Agreements."

  Interest Expense. Interest expense increased to $418,000 in fiscal 1996 from $132,000 in fiscal 1995 (216%) and from $83,000 in fiscal 1994 (59%). The increase in fiscal 1996 was primarily due to expense associated with the Company's convertible promissory note borrowings. The increase in 1995 was primarily the result of increased related party borrowings made by NetCube to finance its operations.

  Income taxes. The Company had income tax expenses of $149,000 in fiscal 1996 and $234,000 in fiscal 1995 and the Company had an income tax benefit of $103,000 in fiscal 1994. Given that certain of the Subsidiaries were not subject to taxation (as such Subsidiaries had elected S corporation status under applicable provisions of the Internal Revenue Code of 1986, as amended, and certain state statutes) and the remaining Subsidiaries were subject to income taxes based on their respective discreet operations, the effective income tax rate on a consolidated historical basis is not meaningful. The Company will file consolidated tax returns in the future.

LIQUIDITY AND CAPITAL RESOURCES

  Since their respective formations, the Subsidiaries have financed their operations primarily through cash generated from operations, bank borrowings and shareholder contributions and financings.

  During 1996, the Company entered into a series of transactions in order to fund the operations of the Subsidiaries and to prepare itself for the Offering. The Company raised $270,000 through the issuance of three 10% Notes. Proceeds obtained from the issuance have been used to cover costs related to the Company's acquisitions of the Subsidiaries and the Offering. The Company raised an additional $1,800,000 through a private placement of 12% Notes. Proceeds received by the Company, after deducting placement agent fees and other expenses, totaled $1,582,500. Of the funds received from the private placement, $1,000,000 was loaned to On Ramp in order to complete a transaction in which On Ramp redeemed outstanding shares of its common stock. The remaining funds received from the private placement have been used to provide working capital for On Ramp and Internet One. See "Certain Transactions-- Recent Financings."

  In August 1996, the Company received proceeds of $4,998,000 through the issuance of shares of Common Stock to Omnicom. See "Recent Developments-- Omnicom Transaction." Proceeds raised from the Omnicom Transaction were used by the Company to retire the nonconvertible portion of the outstanding principal and accrued interest under the 10% Notes and 12% Notes (aggregating $1,880,505), to retire certain other debt and outstanding obligations, to fund the operations of the Subsidiaries and to cover expenses and costs incurred in connection with the acquisitions of the Subsidiaries and the Offering.

  At September 30, 1996, the Company had cash and cash equivalents of approximately $1,118,000 and working capital of approximately $2,671,000, primarily as a result of effecting the following transactions during the quarter ended September 30, 1996: (i) the sale of 938,667 shares of Common Stock to Omnicom and the receipt of proceeds therefrom of $4,998,000 and the transfer by four principal stockholders of the Company of an aggregate of 124,667 shares of Common Stock to Omnicom for no cash consideration; (ii) the conversion of $27,000 in principal amount under the 10% Notes and $162,000 in principal amount under the 12% Notes, respectively, into 216,667 and 216,660 shares of Common Stock; (iii) the repayment of the non-convertible portion of the 10% Notes and the 12% Notes, aggregating $1,881,000 from the proceeds of the Omnicom Transaction; (iv) the payment of a finder's fee in consideration for the termination of a certain finder's agreement using proceeds from the Omnicom transaction; and (v) the renegotiation of the terms of a note payable to a related party, providing for liquidation of $288,000 of such debt using proceeds from the Omnicom Transaction and extending the maturity of the remaining balance of $500,000 until March 1998.

  The Company has entered into employment agreements ranging in term from one year to three years (exclusive of extensions) with several of its executive officers pursuant to which the Company is obligated to pay such individuals up to an aggregate of $1,225,000 per year. See "Management--Executive Compensation."

  The Company anticipates significant changes in its operating cost structure once the Subsidiaries have been completely integrated, and administration and control of the Company's future operations have been centralized. The Company expects that the cash generated from future operations and from the Offering will be sufficient to fund the anticipated expenditures required for product development, organizational infrastructure (including additional personnel and upgraded telecommunications and computer systems) and general corporate needs for the next 12 months. See "Use of Proceeds."

  There can be no assurance that the Company will not be required to seek additional sources of financing within the foreseeable future. The failure to raise the funds necessary to finance the Company's future cash requirements would adversely affect the Company's ability to pursue its operational strategies.

  In the event of the release of the Escrow Shares, the Company will recognize during the period in which the earnings thresholds are probable of being met or such stock levels achieved, a substantial noncash charge to earnings equal to the fair market value of such shares on the date of their release, which would have the effect of significantly increasing the Company's loss or reducing or eliminating earnings, if any, at such time. The recognition of such compensation expense may have a depressive effect on the market price of the Company's securities. Notwithstanding the foregoing discussion, there can be no assurance that the Company will attain the targets which would enable the Escrow Shares to be released from escrow.

  Impact of New Accounting Pronouncements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123") issued by the Financial Accounting Standards Board ("FASB") is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995. The new standards establish a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share, as of the fair value based method of accounting defined in the Statement had been applied. The Company elected to make pro forma disclosures as allowed by SFAS No. 123, and the Company's adoption of SFAS No. 123 during the first quarter of fiscal 1997 did not have a material effect on the Company's financial position or results of operations.

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), issued by the FASB is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The Company adopted SFAS No. 121 during the first quarter of fiscal 1997 with no material effect on its financial position or results of operations.

                                   BUSINESS

OVERVIEW

  The Company develops and provides a broad range of marketing and communications solutions to corporate clients by combining traditional marketing expertise with advanced Internet intranet capabilities. In addition, the Company has developed proprietary software applications that allow users to easily access, analyze and utilize server and mainframe databases over the Internet.

  The Company's mission is to become the leader of integrated marketing and communications solutions by drawing upon its core strengths, which include: desktop accessible database management and software designs, sophisticated Internet and Intranet content systems development and corporate brand name marketing and positioning.

  The Company is a collection of seven diverse and experienced companies. The following table summarizes the types of services provided by each Subsidiary:

                         COMMENCEMENT
  SUBSIDIARY             OF OPERATIONS    PREDOMINANT TYPE OF SERVICE PROVIDED
  ----------             -------------    ------------------------------------
Mednick Group........... October 1982  Strategic Marketing and Corporate and Brand
                                        Positioning
On Ramp................. February 1994 Internet and Intranet Systems and Services
NetCube................. February 1978 Database and Information Management and
                                        Utilization
Goodman Group........... July 1993     Strategic Marketing and Corporate and Brand
                                        Positioning
Creative Resources...... November 1994 Strategic Marketing and Corporate and Brand
                                        Positioning
Internet One............ November 1993 Secure On-Line Systems Implementation and
                                        Internet Tools Training

  The Company's current clients include Anheuser Busch Companies, Inc., Avon, Bankers Trust, Berlitz International, Inc., Bloomingdale's, Busch Entertainment Corporation, Chrysler Corporation, The Coca-Cola Company, Continental Airlines, Inc., General Motors Corporation, Janus Funds, Liz Claiborne, Inc., Microsoft, MITA, Moet, NEC USA, Inc., Pioneer Electronics
(USA) Inc., Random House, Reebok International, Ltd., Samsung Electronics of America, Inc., Sea World, Sega of America, Inc., Sony, Sprint, Tambrands, Time Warner, The Toro Company, Turner Entertainment Group and United Distillers.

  In August 1996, the Company entered into a strategic relationship with Omnicom. Omnicom is the third largest advertising company in the world. Pursuant to the Omnicom Agreement, Omnicom purchased 938,667 shares of Common Stock for the Company in exchange for payment to the Company of $4,998,000. Since June 1996, the Company and Omnicom have engaged in joint marketing of their services to several Omnicom clients and the Company believes that the relationship could provide access to a substantial additional client base and to additional advertising agent support systems.

  In November 1996 four principal stockholders of the Company transferred an aggregate of 124,667 shares of Common Stock to Omnicom for no cash consideration. Omnicom consented to the November 1996 stock split and related amendments to the Omnicom Agreement and the Company agreed to decrease the number of shares available under the 1996 Stock Option Plan.

THE INDUSTRY

  The recent proliferation of new technologies, particularly the Internet, has changed the way companies market and distribute their products and services and communicate with their vendors, suppliers, customers and employees. These developments are creating the following trends:

  Substantial Opportunities for Internet Marketing and Advertising. As the Internet emerges as a global information network, corporations are struggling to discover and develop the marketing, advertising and communication strategies that will enable them to utilize this interactive network to their advantage. The World Wide Web offers corporations the ability to market their products and services, enhance their corporate identity and brand image to a worldwide audience, distribute products or information targeted to groups or individuals, and operate more efficiently and cost-effectively. These capabilities offer the opportunity to enhance the relationship between marketer and consumer and challenge the marketers to take full advantage of the capabilities offered by the Internet.

  Demand for More Marketing Information. In order to design effective and targeted marketing campaigns, corporations desire information regarding customers' characteristics, interests and behavior. The Internet provides a new technical means to efficiently obtain this information from individual users and react to it in real time. Further, Internet usage itself creates additional marketing information about users. However, most companies lack the skill, experience or technology to exploit the information gathering potential of the Internet.

  Businesses Are Searching For Ways To Maximize Their Interactive Investment. Businesses are experiencing competitive pressure to draw more value from their Internet presence. Internet presences are becoming more elaborate and expensive, increasing the need for companies to be able to quantify the return on investment and make rapid changes based on measured reaction. As the novelty of simply having a Website diminishes, the competitive, solutions-driven capabilities of the Internet become more critical.

  Evolution of the Communications Infrastructure. Internet technology and the World Wide Web have revolutionized on-line communications and data sharing. Many companies have begun to adopt Internet technology for their corporate intranets. An intranet is a private data communications network that utilizes Internet technology to provide improved communications, reduced deployment and maintenance costs, and increased ability to access corporate data, within a secure environment. Key elements in successful corporate intranet implementations include the creation of a user friendly interface and the integration of this interface into the existing information infrastructure. Effective user interfaces encompass Internet-style point-and click graphics, audio and video, page scrolling and bookmarking.

THE COMPANY'S SERVICES AND PRODUCTS

  The Company combines technological expertise in Internet and interactive communications with extensive traditional marketing experience to provide integrated solutions to leading corporate accounts. The Company's solutions incorporate brand and corporate strategy and positioning, Website development, maintenance, updating and hosting, corporate intranet solutions, sophisticated content development capabilities, data access and profile-driven response technologies, on-line and off-line training systems, and advertising and media placement services. The Company has developed several proprietary software applications (including NetCube, ASAP, Comparabase, VINNI and PenPals) that it utilizes in delivering marketing solutions to its clients. The Company focuses on assisting its clients in the following areas:

  Position and Brand Products and Services. The Company utilizes its experience in traditional advertising and marketing, as well as its understanding of the capabilities of different and emerging media, to position clients and market their products. The Company provides a range of services, including brand positioning, developing corporate identity and print, television and packaging design.

  Market Client Products and Services Using Internet Technology. The Company combines traditional and interactive media approaches advertising and marketing to position its clients and market their products and services on the Internet. This includes the development of Websites that incorporate the latest in Internet technology. For example, at the NEC Website a visitor can request a database-driven catalogue to compare a number of NEC products and generate customized Webpages displaying a comparative presentation of those NEC products in which that visitor has an interest (http://www.nec.com). The Company's "smart Websites" track and analyze a visitor's travels through a Website and make suggestions regarding additional links or Websites that may be of interest to the user in real time (http://www.hitsathome.com/idsst). The Company's intelligent interfaces allow users to customize a personalized interface with links to the user's favorite Websites. The Company's user-directed interactive technology results in Internet experiences which are unique for each user, based on the user's indicated preferences, characteristics or past behavior (http: www.4adventure.com). The skillful application of these technologies enable a business to market directly with the consumer, improving the effectiveness of the marketing message.

  Identify and Develop New Lines Of Distribution. The Company is working with its clients to develop new channels of distribution utilizing the Internet. For example, Avon sought to utilize a marketing channel not currently addressed by its traditional distribution system. The Company is assisting Avon in establishing a Website from which it will market directly to customers over the Internet and allow Avon representatives to receive product information and communicate internally. The Website (http: www.avon.com) is expected to be introduced in September 1996. The Company is also creating a Website that will enable Bloomingdale's to sell a variety of merchandise on-line, allowing it to extend its distribution beyond its current retail store and catalog presence (http: www.bloomingdales.com).

  Communicate and Operate More Effectively Internally. The Company's user-friendly interfaces and Internet tools, combined with training software and methodology, enable it to develop and deploy sophisticated intranet solutions for its clients. For example, the Company developed a password-protected intranet to allow Anheuser Busch to deliver proprietary marketing information to its distributors. This intranet allows Anheuser Busch, among other things, to distribute information and engage in communication with its distributors quickly and provides a means for distributors to order marketing materials easily through a secure medium.

  Access Data More Efficiently. The Company's proprietary technologies allow users of both the World Wide Web and corporate intranets to easily access, analyze and utilize data on-line. The Company's software components include NetCube, ASAP and Comparabase. NetCube is a database interface application that enables highly flexible viewing, analysis and reporting of information generated from multiple databases. ASAP, the Advanced Statistical Analysis Program, is a software application that provides proprietary statistical analysis to the sponsor of a Website regarding the number and nature of the visits to that Website. Comparabase is a searchable comparative on-line database that enables consumers to select products from a sizeable on-line catalogue and compare them to similar products by feature. These proprietary tools allow the Company to: (i) craft on-line marketing solutions that are responsive to user needs, allowing the user to more easily access, compile and analyze data; and (ii) provide necessary tools to allow the Website sponsor to assess the effectiveness of its marketing solutions.

BUSINESS STRATEGY

  The Company continues to leverage its core strengths in order to further enhance its ability to provide high-quality, innovative marketing and communications solutions, both in traditional media and interactive media, with a special focus on the Internet and intranet applications. The Company's strategies include the following key elements:

  Market and Cross-Market Services. In fiscal 1996, the Company provided services to over 100 companies. See "Business--Customers" below. Many of these companies are leaders in their respective industries. The entry level of the Company into a business is typically at a senior management level, enabling the Company to position itself for future assignments as its client's needs expand. The Company leverages these client relationships in a number of ways. First, the Company often sells expanded or updated solutions or new services to its existing clients. Second, clients of one of the Subsidiaries are often offered solutions or services by another Subsidiary. For example, the Rockport Company, historically a client of Mednick Group for traditional marketing services, was introduced to the Internet capabilities of On Ramp, resulting in the creation of both Internet (http: www.rockport.com) and intranet solutions for Rockport. Third, the Company uses experience gained working for existing clients, or leads or endorsements furnished by an existing client, to secure new client engagements.

  Apply the Company's Experience in Internet and Data Management Technologies to Provide Clients Interactive Functionality. The Company differentiates its solutions by providing technological expertise in Website creation and Internet tools and database access and analytical technologies. In addition, the Company draws upon its proprietary software components to enhance the effectiveness of its integrated solutions. The

Company applies this technology in order to create an Internet presence for clients who previously did not have a Website, to create enhanced Websites for clients with first-generation Websites, and to add, extend and enhance functionality to client Websites by incorporating technologies such as data management, intuitive interface, intelligent agents or transaction security. Recently, the Company has been applying its on-line communications skills and Internet technology expertise to build communications solutions for corporate intranets.

  Create Recurring Revenue Sources. The Company is attempting to increase the percentage of revenue that is recurring, thereby reducing its dependence on project by project fees. The Company derives recurring revenue in a number of ways: (i) updating client Websites to add new content or functionality, maintaining client Websites to optimize performance, hosting client Websites on the Company's servers and providing clients with periodic analytical reports on use of their Websites; (ii) licensing its proprietary software applications to its clients; and (iii) selling advertising space, sponsorships and "hot links" on its proprietary content Websites (http: www.metaverse.com, http: www.alterworld.com) and infotainment events (such as the 37th Annual Grammy Awards).

  Develop Solutions which Incorporate the Latest Technologies. The Company maintains its technological leadership by continuously evaluating and adopting the latest Internet tools, data management and profile-based customization technologies, in order to create more effective solutions. For example, the Company works with leading technology providers to evaluate pre-release versions of new Internet tools (such as Microsoft's Active X, Real Audio's Streaming Audio and MacroMedia's Shockwave, Sun Microsystem's Java). Such opportunities allow the Company to comment on "beta" or pre-release versions of software allowing it the opportunity to potentially influence the ultimate product, and to develop an early expertise in the use of such software. Moreover, the acquisition of NetCube provides the Company with database access and analysis expertise and proprietary tools not available to traditional marketing and communications firms.

  Continue to Develop Compelling Content. The Company creates content for use in: (i) client Websites; (ii) Company sponsored Websites; and (iii) Company sponsored promotions and events. The Company's Websites provide "Infotainment," a combination of information and entertainment on the Internet (http: www.metaverse.com, http: www.alterworld.com, http: melroseplace.com). For example, Metaverse.com features, among other things, film, music, politics, World Wide Web-related information, photography exhibits and receives millions of "hits" each month. The Company has hosted a number of cybercasts (live broadcasts of media events over the Internet) of an entertainment or marketing events (http: www.metaverse.com cyber). Entertainment cybercasts have included the 37th Annual Grammy Awards, the Mike Tyson Comeback Fight and the NFL Draft. Corporate Cybercasts have included the Reebok Supershow and Anheuser Busch Distributor Convention. Think's Websites and Cybercasts attract measurable traffic, serve as a testing grounds for new content and presentation techniques, attract and build visitor bases and help direct those visitors to clients' Websites and enhance the Company's visibility. Client Websites, such as Continental Airlines, Reebok, NEC and Anheuser Busch, feature content created and maintained each month by Company. See "Case Studies."

CUSTOMERS

  The following is a list of customers of the Company that represented $50,000 or more in revenues to the Company during the fiscal year ended June 30, 1996.

CONSUMER GOODS             ENTERTAINMENT                TECHNOLOGY
Anheuser Busch             Berkeley Systems             Hewlett Packard
Avon                       Broadcast Music, Inc. (BMI)  I-Link
Berlitz                    Crystal Dynamics             AT&T
Bloomingdale's             Disney Art Classics          Sprint
Book of the Month Club     Interplay                    Microsoft
Busch Entertainment        Knowledge Adventure          Mita
Coca-Cola Company          MSNBC                        Motorola
Liz Claiborne              NBA Properties               NEC
Reebok                     Request Television           Pioneer
Rockport                   Sega                         Samsung
Tambrands                  Sony                         Toshiba
                           TBS Superstation             Western Digital
TRAVEL & TRANSPORTATION    Turner New Media
Continental Airlines                                    BUSINESS TO BUSINESS
Chrysler Motors            FINANCIAL                    Hearst
Fodors                     ING Barings                  RL Polk
Ford Motors                Janus Funds                  Turner Network Sales
                           Bankers Trust                W. R. Grace
                                                        Walsh America
                                                        Wentworth

  In the fiscal year ended June 30, 1996, Pioneer Electronics of America, Inc. accounted for 15% of the Company's revenue. No other customer accounted for more than 10% of the Company's revenue.

CASE STUDIES

  Reebok. The Company provides a broad range of marketing, branding and corporate positioning services to Reebok International, Ltd. This relationship began in March 1991 when the Company was retained to launch the Step Reebok program, the first branded bench aerobic system. The client sought a complete, integrated marketing program targeting retailers, health clubs and consumers, for which the Company developed a multi-staged marketing solution, which included: brand identity, advertising and a fitness home video. For his efforts on behalf of Reebok Classics Shoes in 1992, the Company's Chief Executive Officer, Scott A. Mednick, was named "Print Art Director of the Year for the Western Region" by Adweek Magazine.

  Upon the advent of the World Wide Web, the Company was retained to help Reebok brand and position its new corporate campaign, "Planet Reebok", on-line. The Company responded by designing and implementing PlanetReebok.com, one of the first commercial Websites on the Internet.

  In order to help maintain a high level of traffic and recognition for PlanetReebok.com, the Company has provided live cybercasts for Reebok, has hosted live "chats" with various Reebok-sponsored athletes and has developed other content and marketing solutions. When the Company's ASAP Statistical Analysis Program indicated that traffic to the Website was decreasing, the Company redesigned and relaunched the site, resulting in increased traffic and new interest. The Company has gone on to expand the marketing of Reebok's message and products on the Internet, including daily live updates from the 1996 Summer Olympics. The client relationship has resulted in Reebok's presence on the Company's Metaverse.com Website and the hosting of the PlanetReebok Website on the Company's Internet servers.

  Anheuser Busch. When Anheuser Busch Companies, Inc. ("Anheuser Busch") chose the Company to develop a complete Internet entertainment presence, the result was the Budweiser.com Website, (http: www.budweiser.com) a full featured interactive entertainment Website introduced in November 1995. Budweiser.com has been voted the number one corporate Website on the Internet by Interactive Week Magazine. The Company's mission was to make the site more than just a "billboard" on the Internet. The Website marked the introduction of the Company's proprietary 3-D Browser interface, VINNI, which has been licensed exclusively to Anheuser Busch on a month-to-month basis as part of its debut on-line marketing campaign. The Company has supported the Budweiser.com Website with custom-developed promotional efforts, including: a "Bud Bowl '96," sweepstakes conceived and managed by the Company; a live Cybercast from Budweiser's national convention in New Orleans, Louisiana in 1996; and the "Net the Gold" promotion, supporting Budweiser's sponsorship of the 1996 Olympics. The client relationship has resulted in Budweiser's presence on the Company's Metaverse.com Website, the hosting of the Anheuser Busch Website on the Company's Internet servers and a contract to update the Anheuser Busch Website, each of which represents a continuing source of recurring revenue. The Company has recently developed a password-protected intranet solution enabling distributors, resellers and corporate employees to access information regarding a new corporate positioning campaign.

  Based upon its work for Budweiser, the Company was also selected to develop, maintain and host the http: www.4adventure.com Website for Sea World, Busch Gardens and other theme parks owned by the Busch Entertainment Corporation. This Website prompts a user to input words describing the users' dream vacation, and responds by generating a Webpage that is constructed on the basis of such input. In addition, the Website allows the user to create a customized vacation based on the user's references and allows the user to book vacation reservations on-line.

  Continental Airlines. In order to provide a foundation to attract traffic and eventually offer on-line ticket sales, the Company recently created a Website and on-line campaign for Continental Airlines, Inc. ("Continental"). The Continental Airlines Website (http: www.flycontinental.com) includes a custom navigation interface created by the Company in conjunction with Continental, Electronic Data Systems, Inc. and Official Airline Guides, which enables visitors to review schedules on-line. The Company is currently engaged in the design of a custom interface to permit booking and receipt of airline ticketing.

  NEC. NEC USA, Inc. ("NEC") requested that the Company design and implement an interactive Internet intranet solution that incorporated three separate divisions (each with a distinct look, feel and product category) into a single on-line environment. The Company responded by creating http: www.nec.com, featuring two on-line interactive databases, NEC Search and Comparabase. Each of NEC Search and Comparabase were created by the Company and are licensed to NEC USA, Inc, along with a complete toolset that enables NEC administrative staff to update the databases without any specific Internet expertise. The Website includes an on-line customer support section developed by the Company. The client relationship has resulted in NEC's presence on the Company's Metaverse.com Website, software licensing and a contract to update and provide content for the NEC Website, as well as designing and cybercasting the interactive portion of NEC's recent appearance at the Networld Interop conference in Las Vegas.

  Sega. The Company began working with Sega of America, Inc. ("Sega") in April 1991 to provide traditional marketing solutions for its hardware and software products. The Company's initial assignments were to develop packaging for the Game Gear portable game machine and the Menacer bazooka accessory to Sega's primary game console, the Genesis. In the course of its relationship with Sega, the Company has designed packaging for more than fifty individual game titles, as well as themes, graphics and trade advertising promotion for Sega's participation in the Consumer Electronics Show. In addition, the Company developed the logo, hardware and peripheral packaging, point-of-sale, print advertising and miscellaneous collateral materials utilized in the launch of Sega Saturn, a new 32-bit gaming platform, in May 1995.

  Janus. Janus Funds is one of the largest mutual fund companies in the United States, managing over $32 billion in assets for its clients. Janus selected the Company to develop and deploy a dynamically driven Web presence which enables Janus customers to enter password protected areas, check out their funds and portfolio information and monitor the net asset value of their portfolios. The Website features database interface and full session based tracking. In addition, the Company created two custom applications: a Java navigational aid and JAB (the Janus Asset Builder), a Java-based calculation applet.

RELATIONSHIP WITH OMNICOM

  In August 1996, the Company entered into a strategic relationship with Omnicom, the third largest advertising company in the world. Pursuant to the terms of the Omnicom Agreement: (i) Omnicom purchased 938,667 shares of Common Stock from the Company in exchange for $4,998,000; (ii) the Company appointed Barry Wagner to represent Omnicom on the Company's Board of Directors; (iii) Omnicom agreed not to increase its ownership interest in the Company absent the approval of the Board of Directors; and (iv) Omnicom granted the Company a right of first refusal to purchase the shares of Common Stock owned by Omnicom.

  In November 1996 four principal stockholders of the Company transferred an aggregate of 124,667 shares of Common Stock to Omnicom for no cash consideration. Omnicom consented to the November 1996 stock split and related amendments to the Omnicom Agreement and the Company agreed to decrease the number of shares available under the 1996 Stock Option Plan.

  The Company entered into the Omnicom Transaction to establish a strategic relationship that could provide access to a substantial additional client base and to additional advertising agent support systems, although there can be no assurance that these results will occur. Since June 1996, Omnicom and the Company have engaged in the joint marketing of their services to several Omnicom clients. There can be no assurance that such joint marketing will continue, nor can there be any assurance with respect to the effect of such marketing on the Company's operations.

COMPETITION

  The market for the Company's services is highly competitive and is characterized by pressures to incorporate new capabilities and accelerate job completion schedules. The Company faces competition from a number of sources. These sources include national and regional new media marketing companies and national and local advertising agencies, many of which have started to develop or acquire interactive media capabilities. New boutiques that either provide integrated or specialized services (e.g., corporate identity and packaging, advertising services or Website design) and are technologically proficient, have emerged and are competing with the Company. Many of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technology, development, sales, marketing and other resources than the Company. The Company's ability to maintain its existing clients and generate new clients depends to a significant degree on the quality of its services and its reputation among its clients and potential clients, as compared with the quality of services provided by and the reputations of the Company's competitors. In the event that the Company loses clients to competitors because of dissatisfaction with the services performed or provided by the Company, or the reputation of the Company is otherwise adversely impacted, the business, financial condition and operating results of the Company could be materially adversely affected.

  There are relatively low barriers to entry into the Company's business. The Company expects that it will face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer marketing communication services and products that provide significant performance, price, creative, technological or other advantages over those offered by the Company, which could have a material adverse effect on the business, financial condition and operating results of the Company.

  The Company believes that the principal competitive factors in the market for new media marketing services are creative content, quality of service, breadth of services offered, technological and new media sophistication, perceived value, responsiveness to clients' needs and timeliness in delivering solutions. The Company believes that it generally competes favorably with respect to each of these factors.

SERVER HOSTING AND INTERNET CONNECTIVITY

  The Company currently operates servers and maintains Internet connectivity from its offices in New York and Colorado. In New York, the Company's connectivity is via redundant DS-3 100 MB/sec lines with connectivity to the MAE East, MAE West and SWIPE, with all associated peering. Backup is available via multiple redundant T-1 lines. The Company's serving in New York is accomplished via symmetrical multiprocessing, multi-threaded Windows NT servers and Sun Ultra 170E servers with uninterrupted power supply backup distributed primarily through Cisco routers. In Colorado, the Company's connectivity is via T-1 lines. Servers in the Colorado facility consist of multiple Sun Ultra 170E with uninterrupted power supply backup distributed primarily through Cisco routers. Both facilities feature level 0 backup with off-site storage.

  The Company intends to expand its server and connectivity infrastructure in the future by adding servers and dedicated high bandwidth connectivity at each of its other major offices. The Company believes that updating and expanding its technically advanced network is important to maintaining its leadership position. The Company intends to continue to invest in maintaining and expanding its server and connectivity infrastructure.

PROPERTIES

  The Company's executive and administrative offices are located in New York, New York. The Company also maintains offices in Culver City, California; Boulder, Colorado; Atlanta, Georgia; and Edgewater, New Jersey.

  The New York facilities consist of approximately 10,000 square feet on two floors in midtown Manhattan (the "Manhattan Space"). The Manhattan Space is currently leased on a month-to-month basis for $145,000 per annum from October 1, 1996 to September 30, 2001 and then for $155,000 per annum from October 1, 2001 to September 30, 2006.

  The California facility consists of approximately 11,000 square feet of space located in a converted warehouse. Such space is currently leased by the Company on a month-to-month basis for approximately $15,000 per month.

  The Company's offices in Colorado, Georgia and New Jersey range in space from 2500 square feet to 9,000 square feet. Each of these facilities is leased with monthly rents ranging from $750 to $10,000.

  The Company believes that its existing facilities are adequate to meet its current operating needs and that suitable additional space will be available to the Company on favorable terms should the Company require additional space to accommodate future operations or expansion. Further, in the event that any one of the foregoing leases was not renewed, the Company believes that it would be able to obtain suitable alternative space on terms comparable to those currently afforded to the Company.

EMPLOYEES

  At November 1, 1996, the Company employed 98 full-time employees, including 12 persons in management, 17 creative directors, 35 production personnel, 15 administrative persons, 10 marketing representatives and 9 technical professionals. The Company is not a party to any collective bargaining agreement and the Company's employees are not represented by any labor union. The Company considers its relationship with its employees to be good. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled creative and technical employees, of which there can be no assurance.

LEGAL PROCEEDINGS

  The Company is not a party to any litigation that is expected to have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the directors and executive officers of the Company:

    NAME                        AGE          POSITION WITH THE COMPANY
    ----                        ---          -------------------------
Scott Mednick..................  40 Chief Executive Officer and Chairman of the
                                    Board
Ronald Bloom...................  44 President, Chief Operating Officer and
                                    Director
Melvin Epstein.................  50 Chief Financial Officer and Secretary
Adam Curry.....................  31 Chief Technology Officer and Director
David Hieb.....................  31 Vice President
James Grannan..................  33 Vice President
Susan Goodman..................  41 Vice President
James Carlisle.................  49 Vice President
Frank DeLape...................  42 Director
Angel Martinez.................  40 Director
Michael Ribero.................  40 Director
Barry Wagner...................  56 Director

  Scott Mednick has been Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in January 1996. Mr. Mednick founded Scott A. Mednick & Associates, Inc. (known as "The Mednick Group"), one of the Subsidiaries, primarily engaged in the provision of strategic marketing and corporate and brand positioning, in 1985. Mr. Mednick is the President and Creative Director of The Mednick Group. Prior to starting The Mednick Group, Mr. Mednick was employed by Boyd Communications in Los Angeles, California, most recently as Creative Director from 1982 to 1985. Mr. Mednick holds a B.A. Degree from the Rhode Island School of Design.

  Ronald Bloom has been a Director and the President and Chief Operating Officer of the Company since June 1996. Previously, Mr. Bloom was Chief Operating Officer and General Manager of On Ramp, one of the Subsidiaries, primarily engaged in the provision of Internet and intranet systems and services, from 1995 to 1996, and presently serves as its Vice President and Secretary. Prior to joining On Ramp, Mr. Bloom founded and served as President of MediaTime Advertising and Communications, Chicago, Illinois from 1979 to 1981; President of Prototype Computer Aided Design from 1980 to 1983; Vice President and Creative Director of Jeffrey Nemetz and Associates Advertising, Chicago, Illinois from 1983 to 1985; President of TMF Communications, Los Angeles, California from 1986 to 1989; President of Ron Bloom Productions, a production company and consulting firm founded by Mr. Bloom from 1989 to 1994.

  Melvin Epstein has been the Chief Financial Officer of the Company since August 1996. From 1994 to August 1996, Mr. Epstein was Managing Director of TN Services, a unit of True North Communications, an advertising agency. Prior to joining TN Services, Mr. Epstein was the Chief Financial Officer of Backer Spielvogel Bates, a subsidiary of Saatchi & Saatchi, P.L.C., from 1987 to 1994. Mr. Epstein holds a B.S. in Accounting from Queen's College.

  Adam Curry has been a Director and the Chief Technical Officer of the Company since June 1996. Mr. Curry founded and has been Chairman of the Board of Directors of On Ramp since 1994 and its President since March 1996. Mr. Curry hosted and produced the nationally broadcast radio program "CountDown" from 1983 to 1987. From 1987 to 1992, Mr. Curry served as an On-Air Personality for MTV Networks in New York.

  David Hieb has been Vice President of the Company since June 1996. Mr. Hieb founded Internet One, one of the Subsidiaries, primarily engaged in the provision of secure on-line systems and Internet tools training, in October of 1993. From July 1991 through September 1993, Mr. Hieb was Senior Engineer for the Root Group,

Inc. a UNIX and TCP IP networking firm. From January 1990 through July 1991, Mr. Hieb was a Systems Engineer for the Computer Science Department at the University of Colorado at Boulder. Mr. Hieb holds a B.S. in Electrical and Computer Engineering from the University of Colorado at Boulder.

  James Grannan has been Vice President of the Company since June 1996. Mr. Grannan founded Creative Resources, one of the Subsidiaries, primarily engaged in the provision of strategic marketing and corporate and brand positioning services, in 1994. Mr. Grannan was Creative Manager for the Coca-Cola Company from 1992 to 1994 and Promotional Packaging and Design Manager for the Coca-Cola Company from 1988 to 1992. Prior to joining Coca-Cola, Mr. Grannan worked with Adair-Greene, an advertising agency in Atlanta, Georgia from 1987 to 1988. Mr. Grannan holds a B.A. Degree in Advertising Design from the Atlanta College of Art.

  Susan Goodman has been Vice President of the Company since June 1996. Ms. Goodman founded the Goodman Group, one of the Subsidiaries, primarily engaged in the provision of strategic marketing and corporate and brand positioning services, in 1993 as a strategic marketing consultancy, specializing in direct marketing and new media. Previously she was Director of Client Services at Chiat Day Direct Marketing from February 1992 through July 1992. She spent 10 years in merchandising in the apparel industry with companies such as IZOD and Merona Sport (division of Oxford Industries). Ms. Goodman serves on the Operating Committee of the Direct Marketing Association's Business to Business Council. Ms. Goodman has a B.A. in history from Tufts University and received her M.B.A. in Marketing, Finance and Strategic Planning from Northwestern University's Kellogg School of Management.

  James Carlisle has been Vice President of the Company since June 1996. Dr. Carlisle founded NetCube Corporation, one of the Subsidiaries, primarily engaged in the provision of database and information management and utilization services, in 1978. Prior to that, Dr. Carlisle was co-founder, Vice President and Chief Technical Officer of Office Systems Planning Corporation from 1975 to 1977. He was a Research Scientist at the Information Sciences Institute, the first software development center funded by the Defense Advanced Research Project Agency (DARPA), supporting the Advanced Research Project Agency (ARPA)-Net from 1974 to 1977. Dr. Carlisle served simultaneously as an Associate Professor on the faculty of the University of Southern California, Annenberg School of Communications, where he co-founded the first doctoral program to focus on Human Interaction with Computers, Teleconferencing, and Internet-related technologies. Dr. Carlisle has been a research scientist at the Wharton School from 1976 to 1977, a consultant at the RAND Corporation in 1970, and a consultant for Lexis Corp. from 1969 to 1970. He received his Ph.D. and M.Phil. from Yale University's School of Organization and Management and a B.S. in Engineering with Honors from Princeton University.

  Frank DeLape became a Director of the Company when it was formed in January 1996. Mr. DeLape has served as President, Secretary, Treasurer and a director of Oak Tree Capital, Inc., financial consulting firm, since its formation in January 1996 and of Benchmark Equity Group, Inc., a financial consulting firm, since its formation in April 1994. Oak Tree Capital, Inc. is the manager and a member of Trident II, L.L.C., a stockholder of the Company. Mr. DeLape served as President, Chief Executive Officer and Director of AquaNatural Company, a provider of water purification, dispensing and marketing program, from its inception in February 1992 until March 1994. Mr. DeLape served as President, Chief Executive Officer and a director of Critical Industries, Inc. from 1990 to 1992.

  Angel Martinez has been a Director of the Company since September 1996. Since July 1994, Mr. Martinez has served as President and Chief Executive Officer of the Rockport Company, Inc. a shoe manufacturer. Prior to joining Rockport Company, Inc., Mr. Martinez served as Executive Vice President for Global Marketing at Reebok International, Ltd. from February 1994 until July 1994. Mr. Martinez was President of the Fitness Division of Reebok International, Ltd. from September 1992 to January 1994, prior to which, he served as Vice President for Business Development. Mr. Martinez is also a member of the Board of Advisors for the Reebok Human Rights Awards. Mr. Martinez holds a B.A. from the University of California at Davis.

  Michael Ribero has been a Director of the Company since September 1996. Since September 1995, Mr. Ribero has served as Executive Vice President and General Manager of Sega of America. Prior to joining Sega of America, Mr. Ribero was Executive Vice President, Marketing and Strategic Planning of Hilton Hotels Corporation from October 1994 to February 1995, the Senior Vice President, Marketing and Strategic Planning from January to September 1994, and the Senior Vice President, Marketing from June 1988 to December 1993. Mr. Ribero holds a B.S. in Operations Research and Industrial Engineering from the University of Florida.

  Barry Wagner has been a Director of the Company since September 1996. Mr. Wagner has been an employee of Omnicom since 1974, and currently serves as Secretary and General Counsel of Omnicom. Mr. Wagner also serves as Secretary and Chief Legal Officer of BBDO Worldwide Inc. and is Senior Vice President and Chief Legal Officer of BBDO New York, both of which are part of Omnicom. Prior to joining Omnicom, Mr. Wagner was an attorney with the National Broadcasting Company and the Federal Reserve Board of New York. Mr. Wagner is a graduate of Hamilton College and Harvard Law School.

  All officers of the Company are elected to serve in such capacities until the next annual meeting of the Board of Directors of the Company and until their successors are duly elected and qualified.

BOARD COMMITTEES

  Audit Committee. The Company's audit committee (the "Audit Committee") is responsible for making recommendations to the Board of Directors concerning the selection and engagement of the Company's independent certified public accountants and for reviewing the scope of the annual audit, audit fees, and results of the audit. The Audit Committee also reviews and discusses with management and the Board of Directors such matters as accounting policies and internal accounting controls, and procedures for preparation of financial statements. Michael Ribero and Barry Wagner are members of the Audit Committee.

  Compensation Committee. The Company's compensation committee (the "Compensation Committee") approves the compensation for executive employees of the Company. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the Company's 1996 Stock Option Plan. Michael Ribero and Angel Martinez are members of the Compensation Committee.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation received by the Company's Chief Executive Officer and four most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during the year ended June 30, 1996 ("Named Officers").

                                     ANNUAL COMPENSATION
                               --------------------------------
      NAME AND                                   OTHER ANNUAL      ALL OTHER
 PRINCIPAL POSITION             SALARY   BONUS  COMPENSATION($) COMPENSATION($)
 ------------------            -------- ------- --------------- ---------------
Scott Mednick................. $225,000 $11,376     $20,000             --
 Chief Executive Officer
Ronald Bloom.................. $106,250 $58,234         --              --
 President
Adam Curry.................... $125,000 $ 2,684         --              --
 Chief Technology Officer
Susan Goodman................. $138,000     --          --         $130,000(1)
 Vice President
James Carlisle................ $159,500     --          --         $  7,200
 Vice President

--------
(1) Represents distributions to the noted executive as the former sole stockholder of Goodman Group, previously a Subchapter S corporation.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with each of Scott Mednick, Ronald Bloom, Adam Curry and James Carlisle, each of which provides for an initial term of three years, subject to automatic extension for a period of two years in the absence of notice to the contrary at the option of the Company. Pursuant to the terms of such agreement, Mr. Mednick is entitled to receive an annual salary of $195,000. Pursuant to the respective terms of such agreements, as amended by individual letter agreements each dated October 28, 1996, each of Messrs. Bloom, Curry and Carlisle is entitled to receive an annual salary of $125,000. Each of Messrs. Mednick, Bloom, Curry and Carlisle is entitled to receive a bonus as determined by the Board of Directors.

  The Company has also entered into employment agreements with each of James Grannan and David Hieb which provide for initial terms of one and three years, respectively, subject to renewal for a periods of one year each at the discretion of the Company. Pursuant to the terms of such agreements, each of Mr. Grannan and David Hieb is entitled to receive an annual salary of $125,000 and bonuses as determined by the Board of Directors.

  The Company has also entered into an employment agreement with Susan Goodman which provides for an initial term of three years. Pursuant to the terms of the employment agreement, Ms. Goodman is entitled to receive an annual salary of $195,000, a bonus of $30,000 within six months of execution of such agreement and bonuses thereafter as determined by the Board of Directors.

  The Company has also entered into an employment letter with Mel Epstein, pursuant to which Mr. Epstein is entitled to receive an annual salary of $180,000.

  All of the foregoing employment agreements provide for termination by the Company upon death or disability of the individual and may be terminated with or without cause (as defined therein). Such agreements also provide for severance payments upon termination without cause based upon a multiple of the monthly salaries provided for therein (for up to 12 months following the number of months otherwise remaining under such agreements). In addition, all of the foregoing employment agreements contain non-competition and confidentiality provisions that extend beyond the respective terms of such agreements for periods of up to one year.

DIRECTOR COMPENSATION

  Employee directors receive no compensation for acting as directors or attending meetings of directors. Non-employee directors receive $1,000 per year for each year such director serves on the Board of Directors, $2,500 per meeting attended. In addition, all directors are eligible to receive options under the Company's Stock Option Plan. See "Management--Stock Option Plan." All directors are entitled to reimbursement of reasonable expenses related to attending meetings of the directors. Frank DeLape, a director of the Company, is a principal and director of Benchmark, which received a $500,000 finder's fee and receives consulting fees of $7,000 per month from the Company. See "Certain Transactions--Consulting and Finder's Agreements."

STOCK OPTION PLAN

  In July 1996, the Board of Directors adopted and the Company's stockholders approved the 1996 Stock Option Plan (the "Stock Option Plan"), which was subsequently amended and restated in November 1996. The Stock Option Plan provides for the grant of options which qualify as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, to officers and employees of the Company and options which do not so qualify ("Non-Qualified Options") to officers, directors, employees and consultants of the Company (including the Subsidiaries). A total of 966,667 shares of Common Stock is reserved for issuance under the Stock Option Plan (which number is subject to adjustment in the event of the Company's declaration of stock dividends, stock splits, reclassifications and the occurrence of other similar events). Options to purchase 966,667 shares of Common Stock at an exercise price per share of $7.50 were granted by the Company in November 1996. No options were granted prior to June 30, 1996. The Options granted will vest in increments of one-fourth at the end of each year over a four year period from the date of grant. No options have been exercised to date.

  Pursuant to its terms, the Stock Option Plan is to be administered by the Board of Directors or a committee established by the Board of Directors (the "Stock Option Committee"). The Board of Directors or such committee determines the persons to whom options are granted, the number of shares of stock subject to an option, the period during which options may be exercised and the exercise price thereof.

  The price at which each share of Common Stock covered by an option may be purchased shall be determined by the Board of Directors or the Stock Option Committee, provided that the option price for any Incentive Option shall not be less than the "fair market value" of the shares of Common Stock at the time of grant, and provided, however, if an Incentive Option to purchase shares of Common Stock is granted to an optionee who owns more than ten percent (10%) of the voting power of the capital stock of the Company, the minimum exercise price of such option shall be not less than one hundred ten percent (110%) of the "fair market value" of the shares of Common Stock on the date of grant determined in accordance with the Stock Option Plan.

LIMITATION ON LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Certificate of Incorporation limits the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law provides that a corporation's certificate of incorporation may limit the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) arising under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

  The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                             CERTAIN TRANSACTIONS

ISSUANCE OF FOUNDERS' STOCK

  In January 1996, Scott A. Mednick, Ronald Bloom, Benchmark and Christopher Efird, as the founding stockholders of the Company, acquired an aggregate of 2,171,508 shares of Common Stock in exchange for payment of an aggregate of $657 therefor.

THE REORGANIZATION

  In connection with the Company's acquisition of Mednick Group pursuant to the Reorganization in June 1996, the Company issued to Scott Mednick, as the sole stockholder of Mednick Group, an aggregate of 208,084 shares of Common Stock. Mr. Mednick is a founding stockholder, an officer and a director of the Company. For information relating to the Reorganization, see "Recent Developments--The Reorganization."

RECENT FINANCINGS

  In March 1996, the Company obtained a loan in the aggregate principal amount of $270,000 from three separate lenders, including Trident II, L.L.C., Frank
M. DeLape and J.B. Manning. In exchange for extension of the loan, the Company issued three 10% Notes, including one in the principal amount of $225,000 to Trident II, L.L.C. and one in the principal amount of $20,000 to Mr. DeLape. Mr. DeLape, a director and founder of the Company, is an officer, director and principal of Benchmark and of Oak Tree Capital, Inc., which is the manager and a member of Trident II, L.L.C. In August 1996, an aggregate of $27,000 in principal amount of the foregoing 10% Notes was converted by the holders thereof into an aggregate of 216,667 shares of Common Stock. In July 1996, Trident II, L.L.C. loaned the Company an additional $75,000 evidenced by a separate non-convertible promissory note. Principal and interest outstanding under the 10% Note and the $75,000 non-convertible promissory note were repaid out of the proceeds of the Omnicom Transaction in August 1996, as more fully described elsewhere herein. See "Principal Stockholders."

  In April 1996, upon release of an escrow account established to facilitate the following loan transaction, the Company loaned an aggregate of $1,000,000 to On Ramp in connection with the redemption by On Ramp of 100 shares of its common stock (which shares of common stock represented 66% of the issued and outstanding capital stock of On Ramp). Such redemption was the result of an agreement previously reached among the former stockholders of On Ramp arising out of fundamental differences among such individuals relating to the operation and business strategy of On Ramp. In addition, pursuant to the terms of a certain loan agreement between the Company and On Ramp, the Company agreed to make available to On Ramp an additional $600,000, of which $583,000 has been borrowed by On Ramp as of the date hereof. Such loans are evidenced by promissory notes executed on behalf of On Ramp in favor of the Company in the principal amounts of $1,000,000 and $600,000, respectively (the "On Ramp Notes"). Amounts outstanding under the On Ramp Notes accrue interest at the rate of 12% per annum. Payment of principal and interest on the On Ramp Notes was due on August 16, 1996, subject to a six-month cure period. Repayment of amounts outstanding under the On Ramp Notes were secured by the pledge in favor of the Company of 26 shares of common stock of On Ramp by Adam Curry (who, as a result of the foregoing redemption, became the sole stockholder of On Ramp). Subsequently, in connection with the Company's acquisition of On Ramp, the Company acquired all of the issued and outstanding capital stock of On Ramp, including the shares of common stock subject to the On Ramp Pledge Agreement. In addition, amounts owed by On Ramp to its former shareholders in the amount of $234,000 were forgiven by On Ramp in fiscal 1996.

  In May 1996, pursuant to the terms of a certain loan agreement between the Company and Internet One, the Company agreed to make available to Internet One up to $70,000, of which $50,000 has been borrowed by Internet One as of the date hereof. Such loan is evidenced by a promissory note executed by Internet One in favor of the Company in the principal amount of $70,000 (the "Internet One Note"). Amounts outstanding under the Internet One Note accrue interest at the rate of 12% per annum. Payment of principal and interest on the Internet One Note is due on September 30, 1996. Repayment of amounts outstanding under the Internet One Note was secured by the pledge in favor of the Company (the "Internet One Pledge Agreement") of 132,000 shares of common stock of Internet One (which shares of common stock represent 33% of the issued and outstanding capital stock of Internet One) by David R. Hieb. Subsequently, in connection with the Company's acquisition of Internet One, the Company acquired all of the outstanding shares of capital stock of Internet One, including the shares of common stock subject to the Internet One Pledge Agreement.

  Historically, Dr. Carlisle and his father, Dan Carlisle, have extended credit to NetCube. In connection with the Company's acquisition of NetCube in June 1996, Dr. Carlisle agreed to forgive an aggregate of approximately $1,220,000 in debt owed to him by NetCube. In addition, the Company agreed to issue three promissory notes providing for repayment of amounts owed to each of Dr. Carlisle and Dan Carlisle. Each of such promissory notes accrues interest at the rate of 8% per annum and is convertible into shares of Common Stock prior to expiration thereof at the rate of $7.50 per share. The principal amount of the promissory note issued to Dr. Carlisle is $132,000 and the principal amounts of the two promissory notes issued to Dan Carlisle are $288,000 and $515,760, respectively. The $132,000 promissory note issued to Dr. Carlisle and the $288,000 promissory note issued to Dan Carlisle are payable prior to the Offering; the $515,760 promissory note issued to Dan Carlisle is payable on March 31, 1998 (or earlier, upon the Company's receipt of $3,000,000 from a private offering of securities, the sale of 50% of the assets of the Company or another public offering.)

CONSULTING AND FINDER'S AGREEMENTS

  In March 1996, the Company entered into a consulting agreement with Benchmark (the "Consulting Agreement"), pursuant to which Benchmark agreed to render to the Company for a period of two years certain management consulting services, including among other things, rendering advice in the areas of strategic planning, business strategy, acquisition planning and business administration. In exchange therefor, the Company agreed to pay Benchmark a lump sum payment of $35,000 plus a monthly fee of $7,000. In March 1996, the Company also entered into a finder's agreement with Benchmark (the "Finder's Agreement"), pursuant to which Benchmark agreed to introduce acquisition candidates to the Company, on a non-exclusive basis, for a period of two years. In August 1996, in consideration of the payment by the Company to Benchmark of $500,000, representing payment of amounts earned in connection with the introduction of certain of the Subsidiaries, the Finder's Agreement was terminated. The Company used a portion of the proceeds of the Omnicom Transaction to pay amounts owed by the Company to Benchmark under the Finder's Agreement. Benchmark is a founding stockholder of the Company and Frank M. DeLape, a director of Benchmark, is a director of the Company and an officer and director of Oak Tree Capital, Inc., which is the manager and a member of Trident II, L.L.C., a stockholder of the Company. See "Management" and "Principal Stockholders."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of November 1, 1996 with respect to the beneficial ownership of the Company's Common Stock by: (i) each of the Company's directors; (ii) each of the Named Officers; (iii) each person or entity who is known to the Company to beneficially own 5% or more of the outstanding Common Stock; and (iv) all directors and executive officers of the Company as a group.

                                               PERCENT BENEFICIALLY OWNED
                              NUMBER OF SHARES -----------------------------
      NAME AND ADDRESS          BENEFICIALLY      BEFORE           AFTER
   OF BENEFICIAL OWNER(1)          OWNED         OFFERING        OFFERING
   ----------------------     ---------------- -------------   -------------
Frank M. DeLape..............      878,898(2)             20.6            14.0
 16406 Brook Forest Drive
 Houston, Texas 77059
Benchmark Equity Group.......      682,231(3)             16.0            10.9
 700 Gemini
 Houston, Texas 77058
Ronald Bloom.................      875,932                20.5            14.0
 45 West 36th Street
 New York, New York 10036
Scott A. Mednick.............      630,467                14.8            10.1
 8522 National Boulevard,
 Suite 101
 Culver City, California
 90232-2481
Adam Curry...................      200,405(4)              4.7             3.2
 30 Glen Road
 Verona, New Jersey 07044
James Carlisle...............      195,182(5)              4.6             3.1
 45 Allison Road
 Alpine, New Jersey 07620
Susan Goodman................       49,623(6)              1.2             0.8
 45 West 36th Street
 New York, New York 10036
Omnicom Group Inc(7).........    1,063,333                24.9            17.0
 437 Madison Avenue
 New York, New York 10022
Angel Martinez...............          --                  --              --
Michael Ribero...............          --                  --              --
Barry Wagner.................          --                  --              --
All Directors and Executive
 Officers as a Group (11
 persons)....................    2,869,213(8)             67.2            45.8

--------
 * Less than one percent.
(1) Unless otherwise noted, all of such shares of Common Stock listed above are owned of record by each individual named as beneficial owner and such individual has sole voting and dispositive power with respect to the shares of Common Stock owned by each of them. Each person's percentage of ownership is determined by assuming that any options or convertible securities held by such person which are exercisable within 60 days from the date hereof have been exercised or converted, as the case may be.

(2) Includes 682,231 shares and 180,000 shares of Common Stock beneficially owned by Benchmark and Trident II, L.L.C., respectively. Mr. DeLape, a director of the Company, is an officer, director and principal of Benchmark and of Oak Tree Capital, Inc., which is the manager and a member of Trident II, L.L.C, and may be deemed to be beneficial owner of such shares. An aggregate of 200,000 shares of Common Stock owned by Benchmark are subject to sale by Benchmark, as the Selling Stockholder, upon the exercise of the over-allotment option granted to the Underwriter. If the over-allotment option is exercised in full,

   Mr. DeLape would beneficially own approximately 10.9% of the outstanding Common Stock after the Offering. Excludes 97,461 shares held by Christopher Efird, a principal of Benchmark, and a former director of the Company. Benchmark is owned and controlled by Frank DeLape.
(3) Excludes 180,000 shares of Common Stock owned by Trident II, L.L.C. and 16,667 shares of Common Stock owned by Frank DeLape.
(4) Represents shares of Common Stock issued in connection with the Company's acquisition of On Ramp, which shares were issued in the name of Sachnoff & Weaver, Ltd., as escrow agent, to be distributed to Mr. Curry and certain former stockholders of On Ramp upon release of escrow.
(5) Excludes 66,667 shares of Common Stock issuable upon exercise of options granted to the named stockholder under the 1996 Stock Option Plan.
(6) Excludes 36,667 shares of Common Stock issuable upon exercise of options granted to the named stockholder under the 1996 Stock Option Plan.
(7) Omnicom is a multinational, publicly held corporation.
(8) Excludes shares of Common Stock subject to options granted under the 1996 Stock Option Plan.

ESCROW SHARES

  In connection with the Offering, certain holders of Common Stock have agreed to place, on a pro rata basis, 825,000 shares into escrow pursuant to an escrow agreement (the "Escrow Agreement") between such holders and Continental Stock Transfer & Trust Company, as escrow agent. The Escrow Shares are not transferable or assignable; however, the Escrow Shares may be voted by the beneficial holders thereof.

  The Escrow Shares will be released from escrow if, and only if, the following conditions are met:

    (a) the Company's net income before provision for income taxes and exclusive of any extraordinary earnings (all as audited by the Company's independent public accountants) (the "Minimum Pretax Income") amounts to at least $1.15 per share for any of the fiscal years ending June 30, 1997, 1998 or 1999; provided, however, that in the event that Minimum Pretax Income amounts to at least $.86 per share for the fiscal year ending June 30, 1999, the Escrow Shares will be released if Minimum Pretax Income amounts to at least $1.15 per share for the fiscal year ending June 30, 2000;

    (b) the Closing Price (as defined in the Escrow Agreement) of the Common Stock averages in excess of $20.00 per share for 40 consecutive business days during the 36-month period commencing on the date of this Prospectus; and

    (c) during the periods specified in (b) above, the Company is acquired by or merged into another entity in a transaction in which the value of the per share consideration received by the stockholders of the Company on the date of such transaction or at any time during the period set forth in (b) equals or exceeds the level set forth in (b) above.

  Holders of the Escrow Shares and their respective escrowed amounts are as follows: Benchmark, 204,645; Mr. Efird, 27,906 shares; Mr. Mednick, 183,013 shares; Mr. Bloom, 261,256 shares; Mr. Curry, 59,774 shares; Ms. Goodman, 19,801 shares; Mr. Hieb, 10,360 shares; and Dr. Carlisle, 58,215 shares.

  The Minimum Pretax Income amounts set forth above shall: (i) be calculated exclusively of any extraordinary earnings, including any charge to income relating to the release of the Escrow Shares; and (ii) be increased proportionately, with certain limitations, in the event additional shares of Common Stock or securities convertible into, exchangeable for or exercisable into Common Stock are issued after completion of the Offering. The Closing Price amounts set forth above are subject to adjustment in the event of any stock splits, reverse stock splits or other similar events.

  Any money, securities, rights or property distributed in respect of the Escrow Share and including any property distributed as dividends or pursuant to any stock split, merger, recapitalization, dissolution, or total or partial liquidation of the Company, shall be held in escrow until release of the Escrow Shares. If the applicable Minimum Pretax Income or Closing Price levels set forth above have not been met by September 30, 1999 (which date shall be extended to September 30, 2000 in the event that Minimum Pretax Income amounts to at least $.86 per share for the fiscal year ending June 30, 1999), the Escrow Shares, as well as any dividends or other distributions made with respect thereto, will be cancelled and contributed to the capital of the Company. The Company expects that the release of the Escrow Shares to officers, directors, employees and consultants of the Company will be deemed compensatory and, accordingly, will result in a substantial charge to reportable earnings, which would equal the fair market value of such shares on the date of release. Such charge could substantially increase the loss or reduce or eliminate the Company's net income, if any, for financial reporting purposes for the period during which such shares and options are, or become probable of being, released from escrow. Although the amount of compensation expense recognized by the Company will not affect the Company's total stockholders' equity, it may have a negative effect on the market price of the Company's securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 of Notes to Financial Statements.

  The Minimum Pretax Income and Closing Price levels set forth above were determined by negotiation between the Company and the Underwriter and should not be construed to imply or predict any future earnings by the Company or any increase in the market price of its securities.

                           DESCRIPTION OF SECURITIES

  The following description of the Company's securities does not purport to be complete and is subject in all respects to applicable Delaware law and the provisions of the Company's Certificate of Incorporation and Bylaws and the Underwriting Agreement between the Company and the Underwriter, copies of all of which have been filed with the Commission as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  The Certificate of Incorporation of the Company authorizes the issuance of up to 50,000,000 shares of Common Stock, $.0001 par value per share. As of November 1, 1996, there were 4,266,667 shares of Common Stock outstanding held by 20 holders of record. Each share of Common Stock entitles the holder thereof to one vote on each matter submitted to the stockholders of the Company. The holders of Common Stock are entitled to receive ratable dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Company, the holders of Common Stock are entitled to share ratable in all of the assets of the Company available for distribution. The Common Stock has no preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto. All outstanding shares of Common Stock are fully paid and non-assessable. The Company has not paid any dividends on its Common Stock to date.

PREFERRED STOCK

  The Certificate of Incorporation of the Company authorizes the issuance of up to 5,000,000 shares of Preferred Stock, $.0001 par value per share. None of such Preferred Stock has been designated or issued. The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Common Stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Issuance of shares of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Also, the Preferred Stock could have preferences over the Common Stock (and other series of Preferred Stock) with respect to dividends and liquidation rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION

  The Certificate of Incorporation and Bylaws contain provisions that could discourage potential takeover attempts and prevent stockholders from changing the Company's management. The Bylaws provide that no proposal by a stockholder shall be presented for vote at an annual meeting of stockholders unless such stockholder shall, not later than the close of business of the last business day of January and, with respect to a special meeting, not later than the close of business on the fifth calendar day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the Secretary of the Company with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities he or she holds of record and which he or she holds beneficially, the text of the proposal to be presented at the meeting and a statement in support of the proposal. Any stockholder may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the Secretary prior to the date set forth above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place 60 days or more thereafter.

REGISTRATION RIGHTS

  The Company has granted to the holders of the 10% Notes demand and piggyback registration rights with respect to 216,667 shares of Common Stock issued upon conversion of such notes and has granted to the holders of the 12% Notes piggyback registration rights with respect to 216,660 shares of Common Stock issued upon conversion of such notes. The former owners of Internet One, Inc. have also been granted piggyback registration rights with respect to 25% of to the shares of Common Stock issued to such owners in connection with the Company's acquisition of Internet One. Pursuant to the terms of a certain Employment Agreement between the Company and Scott A. Mednick, the Company has agreed to file a registration statement relating to all of the Common Stock owned by Mr. Mednick in the event that Mr. Mednick's employment is terminated without cause. Additionally, pursuant to the terms of the Reorganization Agreements relating to the Company's acquisition of Mednick Group and On Ramp, the Company has agreed to file a registration statement under the Securities Act relating to 25% percent of the shares of the Common Stock owned by each of Mr. Mednick and Adam Curry. Each of the foregoing stockholders has entered into a lock up agreement with the Underwriter, pursuant to which each such stockholder has agreed not to exercise such registration rights and not to sell or transfer any of their shares of Common Stock for periods of six and twelve months. The holders of the Underwriter's Warrants will also have certain demand and piggyback registration rights with respect to such warrants and the 200,000 shares of Common Stock underlying such warrants. Any exercise of the above registration rights may hinder efforts by the Company to arrange future financings of the Company and or have an adverse effect on the market price of the Company's shares. See "Underwriting."

TRANSFER AGENT & REGISTRAR

  Continental Stock Transfer & Trust Company, New York, New York, is the Transfer Agent and Registrar for the Company's securities. Its telephone number is (212) 509-4000.

BUSINESS COMBINATION PROVISIONS

  The Company has expressly elected to be subject to Section 203 of the Delaware General Corporation Law regulating "business combinations" (defined to include a broad range of transactions) between Delaware corporations and "interested stockholders" (defined as persons who have acquired at least 15% of a corporation's stock). Under the law, a corporation subject to Section 203 may not engage in any business combination with any interested stockholder for a period of three years from the date such person became an interested stockholder unless certain conditions are satisfied. Section 203 contains provisions enabling a corporation to avoid the statute's restrictions.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 6,266,667 shares of Common Stock. Of these shares, the 2,000,000 shares of Common Stock offered hereby will be freely transferable. without restriction or further registration under the Securities Act, unless purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The 4,266,667 shares of Common Stock currently outstanding are "restricted securities" or owned by affiliates within the meaning of Rule 144 and may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. Such shares will become eligible for sale in the public market pursuant to Rule 144 commencing February 1998.

  In general, under Rule 144, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least two years that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or (ii) an amount equal to the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not deemed an affiliate and has beneficially owned such shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to the volume or other resale requirements. The Commission has recently proposed an amendment to the holding period requirements of Rule 144 to permit resales of restricted securities after a one-year holding period rather than a two-year holding period, and to permit unrestricted resales by non-affiliates pursuant to Rule 144(k) after a two-year holding period rather than a three-year holding period. In the event such proposal is adopted, the dates upon which the outstanding restricted securities will become eligible for sale under Rule 144 will be accelerated.

  Under Rule 701 of the Securities Act, a person having exercisable options which were granted prior to the date of this Prospectus would be entitled to sell such shares after the 90th day following the date of this Prospectus in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144. Affiliates are subject to all Rule 144 restrictions after the 90-day period, but without a holding period. Currently, no outstanding options are exercisable; however, if all the requirements of Rule 701 are met, an aggregate of 241,667 shares subject to outstanding stock options may be sold in July 1997.

  The Company has granted certain demand and piggyback registration rights with respect to an aggregate of 1,187,590 shares of Common Stock. The Underwriter also has demand and piggyback registration rights with respect to the Common Stock underlying the Underwriter's Warrants. See "Description of Securities--Registration Rights" and "Underwriting."

  Notwithstanding the above, the holders of all of the outstanding shares of Common Stock (including shares issuable upon exercise of options) have agreed not to sell or otherwise dispose of any shares of Common Stock without the Underwriter's prior written consent for a period of 12 months after the date of this Prospectus. In addition, 825,000 of such shares are Escrow Shares and are subject to the restrictions on transfer set forth in the Escrow Agreement. See "Principal and Selling Stockholders--Escrow Shares" and "Underwriting."

  Prior to the Offering, there has been no market for any securities of the Company, and no predictions can be made of the effect, if any, that sales of Common Stock or the availability of Common Stock for sale will have on the market price of such securities prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and the ability of the Company to raise equity capital in the future.

                                 UNDERWRITING

  Commonwealth Associates, the Underwriter, has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the 2,000,000 shares of Common Stock offered hereby on a "firm commitment" basis, if any are purchased. The shares are being offered by the Underwriter subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to approval of certain legal matters by counsel and to certain other conditions.

  The Underwriter has advised the Company that it proposes to offer the shares of Common Stock to the initial public at the public offering price set forth on the cover page of this Prospectus and to certain dealers who are members of
the NASD, at such prices less concessions of not in excess of $   per share,
of which a sum not in excess of $    per share may in turn be reallowed to
other dealers who are members of the NASD. After the commencement of the Offering, the initial public offering price, the concession and the reallowance may be changed by the Underwriter.

  The Company and the Selling Stockholder have granted to the Underwriter an option, exercisable during the 30-day period commencing on the date of this Prospectus, to purchase from the Company at the initial public offering price, less underwriting discounts, up to 300,000 additional shares for the purpose of covering over-allotments, if any. If the over-allotment option is exercised, the Company will sell the first 100,000 shares to be sold upon exercise of the over-allotment option and the Selling Stockholder will sell up to the remaining 200,000 shares.

  The Company has agreed to sell to the Underwriter and its designees, for nominal consideration, the Underwriter's Warrants to purchase up to 200,000 shares of Common Stock. The Underwriter's Warrants will be exercisable during the four-year period commencing one year after the date of this Prospectus at
an exercise price of $    per share, subject to adjustment in certain events
to protect against dilution, and are not transferable for a period of one year after the date of this Prospectus except to officers of the Underwriter or to members of the selling group. The Company has agreed to register during the four-year period commencing one year after the date of this Prospectus, on two separate occasions, the securities issuable upon exercise thereof under the Securities Act, the initial such registration to be at the Company's expense and the second at the expense of the holders. The Underwriter's Warrants include a provision permitting the holders to elect a "cashless exercise" whereby the holders may exchange, in lieu of cash, such number of shares issuable upon exercise of the Underwriter's Warrants equal in value to the aggregate exercise price. The Company has also granted certain piggyback registration rights to holders of the Underwriter's Warrants.

  The Company has agreed to pay to the Underwriter a non-accountable expense allowance equal to 1% of the gross proceeds derived from the sale of shares offered hereby, including any shares purchased pursuant to the Underwriter's over-allotment option, $35,000 of which has been paid to date. The Company has also agreed to enter into a financial consulting agreement with the Underwriter providing for an advisory fee of 3% of the gross proceeds derived from the sale of shares offered hereby, including any shares purchased pursuant to the Underwriter's over-allotment option.

  The Company and the Selling Stockholder have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

  All of the Company's current stockholders, optionholders, officers and directors have agreed not to sell, assign, transfer or otherwise dispose publicly of any of their shares of Common Stock or exercise any registration rights for periods of 6 or 12 months after the date of this Prospectus without the prior written consent of the Underwriter.

  Prior to the Offering, there has been no public market for any of the securities offered hereby. Accordingly, the initial public offering price of the shares offered hereby has been determined by negotiation between the Company and the Underwriter and are not necessarily related to the Company's asset value, net worth or other established criteria of value. Among the factors considered in determining such prices and terms, in addition to prevailing market conditions, include the history of and the prospects for the industry in which the Company competes, the present state of the Company's development and its future prospects, an assessment of the Company's management, the Company's capital structure and demand for similar securities of comparable companies.

  The Underwriter has informed the Company that it does not expect sales to discretionary accounts to exceed 5% of the total number of the shares offered hereby.

  The Underwriter acted as Placement Agent for a private placement in April 1996 for which it received a placement agent fee of $180,000 and a non-accountable expense allowance of $37,500.

                                 LEGAL MATTERS

  Certain legal matters in connection with the issuance of the securities being offered hereby will be passed upon for the Company by De Martino Finkelstein Rosen & Virga, Washington, D.C. Certain matters in connection with this Offering will be passed upon for the Underwriter by Bachner, Tally, Polevoy & Misher, LLP, New York, New York.

                                    EXPERTS

  The Financial Statements of the Company and the Subsidiaries at June 30, 1996 and for each of the three years in the three-year period ended June 30, 1996 appearing in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, as indicated in their report appearing elsewhere herein, and have been included herein in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission the Registration Statement relating to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any agreement or any other document referred to are not necessarily complete, and in each instance, if such agreement or document is filed as an exhibit, reference is made to the copy of such document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1228, Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois, at prescribed rates. In addition, the Commission maintains a Website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Website is http: www.sec.gov.

  Following the Offering, the Company will be subject to the reporting and other requirements of the Exchange Act and intends to furnish to its Stockholders annual reports containing audited financial statements and may furnish interim reports as it deems appropriate.

                             THINK NEW IDEAS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                      PAGE
                                                                      ----
FINANCIAL STATEMENTS
  Independent Certified Public Accountants' Report.............       F-2
  Consolidated Balance Sheets..................................       F-3
  Consolidated Statements of Operations........................       F-4
  Consolidated Statements of Shareholders' Equity (Deficit)....       F-5
  Consolidated Statements of Cash Flows........................       F-6
  Notes to the Consolidated Financial Statements............... F-7 through F-15

               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

  [The following is the form of the opinion that BDO Seidman, LLP will be in a position to issue upon completion of the grant of options, a two for three reverse stock split, and contribution of shares into an escrow account described in Note 8 and the private placement transaction described in Note 12.]

To the Shareholders of Think New Ideas, Inc.
New York, New York

  We have audited the accompanying consolidated balance sheets of Think New Ideas, Inc. and subsidiaries as of June 30, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Think New Ideas, Inc. and subsidiaries as of June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                          BDO Seidman, LLP

New York, New York
July 23, 1996, except for Notes 5, 8, 10
 and 12, which are as of November  , 1996

                     THINK NEW IDEAS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                  JUNE 30,
                                           ----------------------  SEPTEMBER 30,
                                              1995       1996          1996
                                           ---------- -----------  -------------
                                                                    (UNAUDITED)
         ASSETS (Notes 2 and 4)
Current Assets:
  Cash and cash equivalents..............  $  381,511 $   429,596   $1,117,570
  Accounts receivable, net of allowance
   for doubtful accounts of $45,000,
   $186,000 and $183,000.................   1,528,393   2,394,732    2,800,152
  Unbilled receivables...................     795,575     296,903    1,192,550
  Due from shareholders..................      89,400         --           --
  Prepaid expenses and other assets......      15,622      60,914      191,581
  Refundable income taxes (Note 6).......     152,613         --           --
  Deferred income taxes (Note 6).........         --      160,000      201,000
                                           ---------- -----------   ----------
Total current assets.....................   2,963,114   3,342,145    5,502,853
Property and equipment, net (Note 3).....     608,401     699,031      792,221
Software development costs...............         --      167,436      261,493
Deferred income taxes (Note 6)...........     115,000      79,000       50,000
Other assets.............................      55,605     490,394      876,588
                                           ---------- -----------   ----------
                                           $3,742,120 $ 4,778,006   $7,483,155
                                           ========== ===========   ==========
  LIABILITIES AND SHAREHOLDERS' EQUITY
                (Note 2)
Current Liabilities:
  Note payable to bank (Note 4)..........  $      --  $    70,000   $      --
  Note payable to related party (Note
   10)...................................     430,000         --           --
  Accounts payable.......................   1,010,347   1,244,057      919,256
  Accrued salaries and wages.............      36,053     349,158      507,215
  Accrued expenses.......................     190,873     306,949      384,319
  Deferred revenue.......................     425,984     452,959      284,959
  Income taxes payable (Note 6)..........         --       76,779       28,000
  Deferred income taxes (Note 6).........     240,000         --           --
  Due to shareholders (Notes 2 and 10)...   1,202,816     500,000      420,000
                                           ---------- -----------   ----------
Total current liabilities................   3,536,073   2,999,902    2,543,749
Convertible promissory notes (Notes 5 and
 12).....................................         --    2,070,000          --
Note payable to related party (Note 10)..         --      788,000      788,000
                                           ---------- -----------   ----------
Total liabilities........................   3,536,073   5,857,902    3,331,749
                                           ---------- -----------   ----------
Commitments and Contingencies (Note 7)
Redeemable Common Stock (Note 8).........         --          --           --
Shareholders' Equity (Deficit) (Notes 8
 and 12):
  Preferred stock, $.0001 par value;
   5,000,000 shares authorized; none
   issued and outstanding................         --          --           --
  Common stock, $.0001 par value;
   50,000,000 shares authorized;
   1,186,311, 2,894,673 and 4,266,667
   shares issued.........................         118         289          426
  Additional paid-in capital.............     161,767         --     5,137,420
  Retained earnings (accumulated
   deficit)..............................      44,162  (1,080,185)    (986,440)
                                           ---------- -----------   ----------
Total shareholders' equity (deficit).....     206,047  (1,079,896)   4,151,406
                                           ---------- -----------   ----------
                                           $3,742,120 $ 4,778,006   $7,483,155
                                           ========== ===========   ==========

          See accompanying notes to consolidated financial statements.

                     THINK NEW IDEAS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                THREE MONTHS ENDED
                                YEAR ENDED JUNE 30,                SEPTEMBER 30,
                         ------------------------------------  ----------------------
                            1994        1995         1996         1995        1996
                         ----------  -----------  -----------  ----------  ----------
                                                                    (UNAUDITED)
Revenues (Note 11)...... $8,485,505  $10,331,991  $12,146,348  $2,462,119  $4,238,968
Operating Expenses:
  Direct salaries and
   related expenses.....  3,321,477    3,556,758    4,587,027   1,135,952   1,943,007
  Other direct
   expenses.............  3,775,562    3,935,172    4,814,771   1,073,532   1,000,609
  Selling, general and
   administrative
   expenses.............  1,962,471    2,622,490    3,286,090     605,903   1,001,826
  Merger expenses (Note
   2)...................        --           --       981,341         --          --
                         ----------  -----------  -----------  ----------  ----------
Operating income
 (loss).................   (574,005)     217,571   (1,522,881)   (353,268)    293,526
Interest expense........    (82,778)    (131,877)    (417,589)    (50,483)   (124,831)
Other, net..............      8,119       77,340      145,817      10,000     (48,176)
                         ----------  -----------  -----------  ----------  ----------
Income (loss) before
 taxes on income........   (648,664)     163,034   (1,794,653)   (393,751)    120,519
Taxes on income (Note
 6).....................    103,240     (233,821)    (149,187)    (57,237)    (26,774)
                         ----------  -----------  -----------  ----------  ----------
Net income (loss)....... $ (545,424) $   (70,787) $(1,943,840) $ (450,988) $   93,745
                         ==========  ===========  ===========  ==========  ==========
Income per share........                                                   $      .04
                                                                           ==========
Supplemental income per
 share..................                                                          .06
                                                                           ==========
Pro forma amounts
 (unaudited):
  Historical loss before
   taxes on income......                          $(1,794,653) $ (393,751)
  Compensation
   adjustment...........                             (382,000)    (96,000)
  Merger expense
   adjustment...........                              981,341         --
                                                  -----------  ----------
  Net loss..............                          $(1,195,312) $ (489,751)
                                                  ===========  ==========
  Loss per share........                          $      (.38) $     (.15)
                                                  ===========  ==========
  Supplemental loss per
   share................                          $      (.30) $     (.15)
                                                  ===========  ==========


          See accompanying notes to consolidated financial statements.

                     THINK NEW IDEAS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                     RETAINED
                                      COMMON STOCK    ADDITIONAL     EARNINGS
                                    -----------------   PAID-IN    (ACCUMULATED
                                     SHARES    AMOUNT   CAPITAL      DEFICIT)
                                    ---------  ------ -----------  ------------
Balance, July 1, 1993..............   403,266   $ 40  $     1,960   $  929,059
  Issuance of common stock.........   779,075     78       12,801          --
  Capital contributions............       --     --        15,000          --
  Distributions to shareholders....       --     --           --       (72,753)
  Net loss for the year............       --     --           --      (545,424)
                                    ---------   ----  -----------   ----------
Balance, June 30, 1994............. 1,182,341    118       29,761      310,882
  Issuance of common stock.........     3,970    --         9,336          --
  Capital contributions............       --     --       122,670          --
  Distributions to shareholders....       --     --           --      (195,933)
  Net loss for the year............       --     --           --       (70,787)
                                    ---------   ----  -----------   ----------
Balance, June 30, 1995............. 1,186,311    118      161,767       44,162
  Issuance of common stock......... 2,171,507    217          440          --
  Capital contributions............       --     --       150,000          --
  Conversion of shareholder loans
   and interest (Note 10)..........       --     --     1,685,075          --
  Acquisition of common stock (Note
   8)..............................  (463,145)   (46)      (5,954)    (994,000)
  Distributions to shareholders....       --     --       (24,325)    (153,510)
  Capitalization of accumulated
   deficit of subsidiaries upon
   termination of S-corporation
   elections.......................       --     --    (1,967,003)   1,967,003
  Net loss for the year............       --     --           --    (1,943,840)
                                    ---------   ----  -----------   ----------
Balance, June 30, 1996............. 2,894,673    289          --    (1,080,185)
  Issuance of common stock
   (unaudited).....................   938,667     94    4,947,968          --
  Conversion of convertible debt
   (unaudited).....................   433,327     43      189,452          --
  Net income for the period
   (unaudited).....................       --     --           --        93,745
                                    ---------   ----  -----------   ----------
Balance, September 30, 1996
 (unaudited)....................... 4,266,667   $426  $ 5,137,420   $ (986,440)
                                    =========   ====  ===========   ==========


          See accompanying notes to consolidated financial statements.

                     THINK NEW IDEAS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                              THREE MONTHS ENDED
                                YEAR ENDED JUNE 30,             SEPTEMBER 30,
                          ---------------------------------  ---------------------
                            1994       1995        1996        1995        1996
                          ---------  ---------  -----------  ---------  ----------
                                                                 (UNAUDITED)
Cash Flows From
 Operating Activities:
  Net income (loss).....  $(545,424) $ (70,787) $(1,943,840) $(450,988) $   93,745
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation........    419,230    275,555      262,181     65,500      62,918
    Amortization........        --         --       163,000        --       56,723
    Deferred income
     taxes..............   (309,000)   (55,000)    (364,000)   (24,502)    (12,000)
    Bad debt expense....     78,547    246,683      166,655    104,295      41,664
    Changes in assets
     and liabilities:
      Accounts
       receivable.......     45,118   (814,401)  (1,032,994)  (805,667)   (447,084)
      Unbilled
       receivables......    (37,444)  (293,330)     498,672    598,250     895,647
      Due from
       shareholders.....      7,681    (82,081)      89,400        --          --
      Accounts payable..     98,933    393,322      233,710     21,326    (324,801)
      Accrued expenses..     60,240     (4,355)     429,181     12,762     235,427
      Deferred revenue..        --     425,984       26,975   (288,044)   (168,000)
      Due to
       shareholders.....        --         --       500,000        (47)    (80,000)
      Other assets and
       liabilities......     28,410     25,980       21,339    302,423     (33,087)
                          ---------  ---------  -----------  ---------  ----------
Net cash provided by
 (used in) operating
 activities.............   (153,709)    47,570     (949,721)  (464,692) (1,770,142)
                          ---------  ---------  -----------  ---------  ----------
Cash Flows from
 Investing Activities:
  Additions to software
   development costs....        --         --      (167,436)       --      (94,057)
  Purchases of property
   and equipment........   (105,716)  (382,192)    (352,811)  (101,933)   (156,108)
                          ---------  ---------  -----------  ---------  ----------
Net cash used in
 investing activities...   (105,716)  (382,192)    (520,247)  (101,933)   (250,165)
                          ---------  ---------  -----------  ---------  ----------
Cash Flows from
 Financing Activities:
  Proceeds from issuance
   (repayment) of
   promissory notes.....        --         --     2,070,000        --   (1,880,505)
  Deferred financing
   costs................        --         --      (217,500)       --          --
  Increase (decrease) in
   notes payable to
   related parties......    464,310    516,864      840,259    105,376         --
  Acquisition of common
   stock................        --         --    (1,000,000)       --          --
  Deferred offering
   costs................        --         --      (217,528)       --     (289,276)
  Borrowings (repayment)
   on operating lines of
   credit...............        --         --        70,000    107,045     (70,000)
  Principal repayments
   on long-term debt....    (49,365)   (69,567)         --         --          --
  Issuance of common
   stock................     12,879      9,336          657        --    4,948,062
  Capital
   contributions........     15,000    122,670      150,000    150,000         --
  Distributions to
   shareholders.........    (72,753)  (195,933)    (177,835)       --          --
                          ---------  ---------  -----------  ---------  ----------
Net cash provided by
 financing activities...    370,071    383,370    1,518,053    362,421   2,708,281
                          ---------  ---------  -----------  ---------  ----------
Net increase in cash and
 cash equivalents.......    110,646     48,748       48,085   (204,204)    687,974
Cash and cash
 equivalents, beginning
 of period..............    222,117    332,763      381,511    381,511     429,596
                          ---------  ---------  -----------  ---------  ----------
Cash and cash
 equivalents, end of
 period.................  $ 332,763  $ 381,511  $   429,596  $ 177,307  $1,117,570
                          ---------  ---------  -----------  ---------  ----------
                          ---------  ---------  -----------  ---------  ----------
Supplemental Cash Flow
 Information:
  Cash paid during the
   period for:
    Income taxes........  $  74,000  $ 235,133  $   139,967  $  59,000  $   90,000
    Interest............      7,647      7,823        8,091     50,483  $  116,891
  Noncash financing
   activities:
    Loans and accrued
     interest payable to
     shareholders
     converted to
     additional paid in
     capital............  $     --   $     --   $ 1,685,075  $     --   $      --
    Conversion of
     convertible
     promissory notes
     into common stock..  $     --   $     --   $       --   $     --   $  189,495

          See accompanying notes to consolidated financial statements.

                          THINK NEW IDEAS, INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business and Principles of Consolidation

  The consolidated financial statements include the accounts of Think New Ideas, Inc. ("Think" or the "Company") and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  The Company was incorporated in January 1996. In June 1996, the Company acquired the companies discussed in Note 2 in business combinations accounted for using the pooling of interests method. Accordingly, the consolidated financial statements give retroactive effect to the acquisitions.

  The Company provides marketing and communications services to clients seeking to market their products and services and convey messages and images to the public. The Company provides traditional services, such as advertising copy, graphic design and art work, and "new media" services. New media services include developing Internet web sites and related analytical tools and Internet training.

 Cash and Cash Equivalents

  For purposes of the consolidated balance sheets and statements of cash flows, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

                                                                         YEARS
                                                                         ------
     Equipment.......................................................... 3 to 5
     Furniture and fixtures............................................. 5 to 7
     Leasehold improvements.............................................      5

 Software Development Costs

  In accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs incurred by the Company subsequent to establishing technological feasibility of the resulting product or enhancement and until the product is available for general release to customers are capitalized and carried at the lower of unamortized cost or net realizable value. Net realizable value is determined based on estimates of future revenues to be derived from the sale of the software product reduced by costs of completing and disposing of that product. Amortization of the costs capitalized began in 1997 and is based on current and anticipated future revenues for each product or enhancement with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product or enhancement.

 Revenue Recognition

  Revenues from the design and development of Internet web sites and traditional marketing services are recognized using the percentage of completion method based on the ratio of costs incurred to total estimated costs. Unbilled receivables represent costs incurred and anticipated profits earned on projects in progress in excess of amounts billed, and are recorded as assets. Deferred revenue includes amounts billed in excess of costs

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)
incurred and estimated profits earned, and are recorded as liabilities. To the extent costs incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is recognized for the excess.

  Payments received for subsequent maintenance of internet web sites are deferred and recognized over the period during which the maintenance is supplied.

 Taxes on Income

  Three of the Company's subsidiaries had elected S corporation status under applicable provisions of the Internal Revenue Code and certain state statues and, accordingly, were not subject to income taxes. The S corporation status of these subsidiaries terminated on June 30, 1996 as a result of their acquisition by the Company.

  The Company and its other subsidiaries account for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in a company's financial statements or tax return. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

 Unaudited Interim Consolidated Financial Statements

  In the opinion of the Company's management, the consolidated balance sheet as of September 30, 1996, the consolidated statements of operations and cash flows for the three months ended September 30, 1995 and 1996, and the consolidated statement of stockholders' equity (deficit) for the three months ended September 30, 1996 contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein. The results of operations for the three months ended September 30, 1996 are not necessarily indicative of the results for any other period.

 Pro Forma Data (Unaudited)

  Concurrent with the business combinations consummated on June 30, 1996, the Company entered into employment agreements with certain of its officers (as discussed further in Note 7). Pro forma adjustments for the year ended June 30, 1996 and the three months ended September 30, 1995 have been presented to exclude the costs of effecting the business combination transactions and reflect these employment agreements as if they had been in effect throughout 1996.

  The pro forma data do not reflect a benefit for income taxes because none would have been recognized if the business combinations had occurred and the Company and all of its subsidiaries had been taxed as C corporations since July 1, 1993.

 Income (Loss) Per Share

  Income (loss) per share is computed based on pro forma net loss through June 30, 1996 and historical net income for the three months ended September 30, 1996 and the weighted average number of shares of common stock and common stock equivalents outstanding (which excludes 825,000 shares held in escrow (see Note 8)), as adjusted for the effects of applying Securities and Exchange Commission Staff Accounting

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

Bulletin (SAB) No. 83, using the treasury stock method. Pursuant to SAB No. 83, common stock issued by the Company at prices less than the initial public offering price during the twelve months preceding the initial filing of the registration statement of which these financial statements form a part, together with the number of shares of common stock subject to options and convertible debt issued during such period having exercise or conversion prices below the initial public offering price have been treated as outstanding for all periods presented. As a result, 3,070,831, 3,167,149 and 2,729,273 shares were used in the calculations for the year ended June 30, 1996 and the three months ended September 30, 1995 and 1996. Similarly, pro forma net loss and historical net income used in the calculations were adjusted by approximately $19,000 and $10,000 for the year ended June 30, 1996 and the three months ended September 30, 1996, to exclude the related amount of interest expense on convertible debt issued (see Note 5).

  Supplemental pro forma and income (loss) per share are computed by dividing supplemental pro forma and historical net income (loss) (each as adjusted as described in the preceding paragraph, further adjusted by approximately $224,000 for the year ended June 30, 1996 and $7,000 and $63,000 for the three months ended September 30, 1995 and 1996, the amount of interest expense on debt repaid with the proceeds of the August 1996 private placement (see Note
12)), by the weighted average number of shares that would have been treated as outstanding (3,174,615, 3,205,549 and 3,018,407 for the year ended June 30, 1996 and for the three months ended September 30, 1995 and 1996) had the portion of the proceeds from the shares sold in August 1996 to fund debt repayments been used to repay debt on the dates it was issued, rather than for the assumed purchase of treasury stock.

  Historical loss per share data for periods through June 30, 1996 are not considered meaningful and, therefore, are not presented.

 Fair Values of Financial Instruments

  The carrying amounts reported in the balance sheet as of June 30, 1996 for cash equivalents, accounts receivable, and accounts and notes payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts reported for the nonconvertible portions of the convertible promissory notes approximate fair value. The fair values of the convertible portions of the convertible promissory notes have been estimated based on the estimated fair value of the common stock into which the notes are convertible. Based on the price per share for which the Company's common stock was recently sold in a private placement (Note 12), the estimated aggregate fair value of the convertible portions of the convertible promissory notes approximated $2,037,000 at June 30, 1996.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Concentrations of Credit Risk

  Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts and unbilled receivables. Cash and cash equivalents consist of deposits and

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)
money market funds placed with various high credit quality financial institutions. Concentrations of credit risk with respect to receivables are limited due to the geographically diverse customer base. The Company controls credit risk through credit approvals, credit limits and monitoring procedures.

 New Accounting Pronouncements

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), issued by the Financial Accounting Standards Board (FASB) is effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment and certain identifiable intangible assets and goodwill, should be recognized and how impairment losses should be measured. The adoption of SFAS No. 121 during the first quarter of fiscal 1997 did not have a material effect on the Company's financial position or results of operations.

  SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), issued by the FASB is effective for specific transactions entered into after December 15, 1995, while the disclosure requirements are effective for financial statements for fiscal years beginning after December 15, 1995. The new standard establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. The Company adopted SFAS No. 123 during the first quarter of fiscal 1997, electing to continue to measure compensation costs for equity instruments granted to employees using the intrinsic value method of accounting proscribed by APB Opinion No. 25. Adoption of SFAS No. 123 during the first quarter of fiscal 1997 did not have a material effect on the Company's financial position or results of operations.

NOTE 2--BUSINESS ACQUISITIONS

  In June 1996, the Company acquired all of the issued and outstanding shares of common stock of the following entities in exchange for 723,167 shares of the Company's common stock:

                                                         NUMBER OF SHARES
   ENTITY/DATE OPERATIONS COMMENCED                ISSUED TO EFFECT ACQUISITION
   --------------------------------                ----------------------------
   The Mednick Group ("Mednick")/October 1982....            208,084
   On Ramp, Inc. ("On Ramp")/February 1994.......            231,572
   Creative Resources Agency, Inc. ("Creative
    Resources")/November 1994....................              3,970
   The S.D. Goodman Group ("Goodman")/July 1993..             49,623
   Internet One, Inc. ("Internet One")/November
    1993.........................................             34,736
   NetCube, Inc. ("NetCube")/February 1978.......            195,182

  Mednick, Creative Resources and Goodman provide a wide variety of marketing-related services. On Ramp, NetCube and Internet One are principally providers of new media services. The acquisition of each of these companies has been accounted for using the pooling of interests method of accounting, and accordingly, the accompanying consolidated financial statements give retroactive effect to the acquisitions, as if the companies had always operated as a single entity. In connection with the acquisitions, approximately $981,000 of acquisition costs and expenses were incurred, including $500,000 in finder's fees owed to Benchmark Equity Group ("Benchmark"), a shareholder of the Company, and have been charged to expense during 1996.

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

  Separate results of operations for the combining entities for the three years in the period ended June 30, 1996 are as follows:

                                                  YEAR ENDED JUNE 30,
                                           ------------------------------------
                                              1994        1995         1996
                                           ----------  -----------  -----------
Revenues:
  Mednick................................. $5,203,185  $ 5,046,035  $ 6,150,950
  On Ramp.................................      6,543      775,803    2,323,365
  Creative Resources......................        --       160,058      371,298
  Goodman.................................    113,160      674,967      561,203
  Internet One............................     76,519      674,214    1,338,246
  NetCube.................................  3,086,098    3,000,914    1,401,286
  Think...................................        --           --           --
                                           ----------  -----------  -----------
  Combined................................ $8,485,505  $10,331,991  $12,146,348
                                           ==========  ===========  ===========
Net Income (Loss):
  Mednick................................. $   72,781  $   (62,860) $   263,428
  On Ramp.................................    (26,465)    (128,474)    (279,104)
  Creative Resources......................        --        63,511       74,000
  Goodman.................................     61,312      179,159      133,010
  Internet One............................     22,283       92,652        2,974
  NetCube.................................   (675,335)    (214,775)  (1,032,583)
  Think...................................        --           --    (1,105,565)
                                           ----------  -----------  -----------
  Combined................................ $ (545,424) $   (70,787) $(1,943,840)
                                           ==========  ===========  ===========

NOTE 3--PROPERTY AND EQUIPMENT

  Property and equipment at June 30, consisted of the following:

                                                         1995         1996
                                                      -----------  -----------
   Equipment......................................... $ 1,955,931  $ 2,047,966
   Furniture and fixtures............................     568,925      604,610
   Leasehold improvements............................     360,025      365,551
                                                      -----------  -----------
                                                        2,884,881    3,018,127
   Less accumulated depreciation and amortization....  (2,276,480)  (2,319,096)
                                                      -----------  -----------
   Property and equipment, net....................... $   608,401  $   699,031
                                                      ===========  ===========

NOTE 4--LINES OF CREDIT

  Certain of the Company's subsidiaries have lines of credit with banks having an aggregate borrowing availability of $290,000. Interest rates at June 30, 1996 range from 1% over prime to 10.75%. At June 30, 1995, there were no outstanding borrowings. At June 30, 1996, borrowings of $70,000 were outstanding at an interest rate of 9.5%. These borrowings were repaid during the three months ended September 30, 1996. Borrowings under the lines of credit are secured by substantially all of the assets and guaranteed by the former stockholders of the respective subsidiaries. One of the lines requires all outstanding borrowings to be repaid for a thirty day period during each six months and contains certain other restrictive covenants.

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

NOTE 5--CONVERTIBLE PROMISSORY NOTES

  In March 1996, the Company borrowed $270,000 pursuant to the terms of three separate convertible promissory notes. Two of the notes, having original principal balances of $225,000 and $20,000, are payable to an entity controlled by a shareholder of the Company and to a shareholder, respectively. Each of the notes bear interest at 10% and mature upon the earlier of September 30, 1996 or the Company raising $2,000,000 through a debt or equity financing. At the option of the note holders, up to an aggregate of $27,000 in principal may be converted into 216,667 shares of the Company's common stock.

  In April 1996, the Company raised $1,582,500, net of placement fees of $217,500, through a private placement of 12% convertible promissory notes. The principal balance, together with accrued interest, is due upon the earlier of April 30, 1997 or the Company raising $3,000,000 through a debt or equity financing. The notes are secured by the pledge of all of the outstanding shares of common stock of On Ramp. At the option of the note holders, up to an aggregate of $162,495 in principal may be converted into 216,660 shares of the Company's common stock.

  As discussed more fully in Note 12, during the three months ended September 30, 1996 the convertible promissory notes were converted into common stock or repaid with proceeds obtained from the sale of the Company's common stock. Accordingly, the convertible promissory notes have been classified as noncurrent liabilities at June 30, 1996.

NOTE 6--INCOME TAXES

  Income tax expense (benefit) consists of the following:

                                                   1994       1995      1996
                                                 ---------  --------  ---------
   Current:
     Federal.................................... $ 174,250  $222,021  $ 382,735
     State......................................    31,510    66,800    130,452
                                                 ---------  --------  ---------
                                                   205,760   288,821    513,187
                                                 ---------  --------  ---------
   Deferred:
     Federal....................................  (263,000)  (47,000)  (311,000)
     State......................................   (46,000)   (8,000)   (53,000)
                                                 ---------  --------  ---------
                                                  (309,000)  (55,000)  (364,000)
                                                 ---------  --------  ---------
   Taxes on income.............................. $(103,240) $233,821  $ 149,187
                                                 =========  ========  =========

  The difference between the federal statutory tax rate and the effective tax rate resulted from the following:

                                                          1994    1995   1996
                                                          -----   -----  -----
   Federal statutory tax rate............................ (34.0)%  34.0% (34.0)%
   Subsidiaries not subject to income taxes..............  17.5    50.8    9.3
   Merger expenses and other permanent differences.......   3.7    17.5   20.1
   State income taxes, net of federal tax benefit........   3.2    27.0    7.3
   Change in valuation allowance.........................   --      --     5.0
   Other items, net......................................  (6.3)   14.1    0.6
                                                          -----   -----  -----
   Effective tax rate.................................... (15.9)% 143.4%   8.3%
                                                          =====   =====  =====

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

  Temporary differences which gave rise to the deferred tax assets (liabilities) consisted of the following at June 30, 1995 and 1996:

                                                            1995       1996
                                                          ---------  ---------
   Current:
     Accounts receivable................................. $(132,000) $(127,000)
     Allowance for doubtful accounts.....................    18,000     52,000
     Accounts payable....................................    38,000    235,000
     Tax method conversion deferral......................  (164,000)       --
                                                          ---------  ---------
   Total current.........................................  (240,000)   160,000
                                                          ---------  ---------
   Noncurrent:
     Property and equipment..............................   115,000     79,000
     Net operating loss carryforwards....................    80,000    170,000
                                                          ---------  ---------
   Total noncurrent......................................   195,000    249,000
                                                          ---------  ---------
   Deferred tax asset valuation allowance................   (80,000)  (170,000)
                                                          ---------  ---------
   Net deferred tax asset (liability).................... $(125,000) $ 239,000
                                                          =========  =========

  For tax purposes, the Company had available, at June 30, 1996, net operating loss carryforwards of approximately $425,000 which expire through the year 2011.

NOTE 7--COMMITMENTS AND CONTINGENCIES

  The Company leases office space and certain equipment under operating leases which expire on various dates over the next fifteen years. Future minimum rental commitments under existing leases as of June 30, 1996 are as follows:

                                                                        AMOUNT
                                                                      ----------
   Year ended June 30,
     1997............................................................ $  217,000
     1998............................................................    323,000
     1999............................................................    315,000
     2000............................................................    321,000
     2001............................................................    326,000
     Thereafter......................................................  1,964,000
                                                                      ----------
                                                                      $3,466,000
                                                                      ==========

  Total rent expense under operating leases amounted to $407,914, $411,266 and $662,340 for the years ended June 30, 1994, 1995 and 1996.

  In March 1996, the Company entered into a two year consulting agreement with Benchmark. Under the agreement, the Company is required to pay Benchmark $35,000 at signing and a monthly fee of $7,000. During 1996, the Company paid $56,000 to Benchmark in connection with the agreement.

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

  The Company has entered into employment agreements with certain of its officers. The agreements have terms of up to three years and include, among other things, noncomplete agreements and salary and benefits continuation.

NOTE 8--SHAREHOLDERS' EQUITY

  The Company has a stock option and appreciation rights plan (the "Plan") which provides for the grant of options to purchase up to 966,667 shares of the Company's common stock at exercise prices to be determined by the Board of Directors. Subsequent to June 30, 1996, the Company granted options to certain employees to acquire 966,667 shares at a per share option price of $7.50 (the estimated fair value of the shares on the date of grant). The options become exercisable in annual one-third increments beginning on the first anniversary of the date of grant and expire after ten years.

  In February 1995, On Ramp entered into an agreement with its three shareholders which set forth certain rights and obligations of the shareholders with respect to each other and with On Ramp regarding the purchase and disposition of the outstanding shares of On Ramp. The agreement included, among other things, provisions that required On Ramp to purchase shares of a decedent or terminated shareholder. The estimated value of the redeemable On Ramp shares as of that date was not significant; accordingly, no amount was assigned to them. In April 1996, two of the three shareholders terminated their employment and On Ramp purchased their shares for $1,000,000.

  In June 1996, the Company effected a 6.855-for-one stock split. In September 1996, the Company effected a .496-for-one reverse stock split. In November 1996, the Company effected a two-for-three reverse stock split. All applicable share and per share data have been retroactively restated to reflect the stock splits.

  In July 1996, the Board of Directors increased the authorized shares of the Company's preferred and common stock to 5,000,000 and 50,000,000, respectively.

  Subsequent to June 30, 1996, the Company signed a letter of intent with an underwriter to conduct a public offering of the Company's common stock. In connection with the proposed offering, the Company's founding shareholders, together with the shareholders who acquired shares in connection with the business acquisitions discussed in Note 2, contributed, on a pro rata basis, 825,000 shares of the Company's common stock held by them into an escrow account. The shares are to be released to the shareholders from the escrow account upon the Company achieving certain net income or per share market price targets. The value of the shares released, as determined by the market price of the shares on the date of the release, will be recognized as compensation expense in future periods.

NOTE 9--EMPLOYEE RETIREMENT PLANS

  Certain of Think's subsidiaries sponsor defined contribution retirement plans (the "Plans") which cover all employees meeting minimum service requirements. The Plans qualify as deferred salary arrangements under Section 401(k) of the Internal Revenue Code. The subsidiaries' contributions to the plans are based on percentages of the employees' contributions. Employer contributions to the Plans during the years ended June 30, 1994, 1995 and 1996 were approximately $0, $7,000, and $37,000.

NOTE 10--RELATED PARTY TRANSACTIONS

  At June 30, 1995 and 1996 and September 30, 1996, NetCube owed $430,000, $788,000 and $788,000 to the father of its former sole shareholder. Pursuant to terms of the promissory note under which the borrowings were made, advances (including accrued interest) are due on demand, are unsecured, and bear interest at 10%. Interest expense incurred by NetCube related to these advances totalled $31,000, $40,000 and $58,000 during

                          THINK NEW IDEAS, INC.

           FOR THE YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND

          FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996

 (INFORMATION RELATED TO THE THREE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS
                               UNAUDITED.)

the years ended June 30, 1994, 1995 and 1996 and $10,000 and $20,000 during the three months ended September 30, 1995 and 1996. The Company intends to repay $288,000 of the note prior to the Offering (see Note 12) and amended the terms of the promissory note whereby the maturity of the remaining unpaid note balance was extended until March 1998. Accordingly, the amount due under the note has been classified as a noncurrent liability at June 30 and September 30, 1996.

  At June 30, 1995, Internet One owed approximately $5,000 to its former shareholder, which amount was repaid during the year ended June 30, 1996.

  At June 30, 1995, NetCube owed approximately $976,000 to its former shareholder. During 1996, the shareholder converted this balance and additional loans made during 1996, including interest thereon, aggregating approximately $1,450,000 to capital. Interest expense of $9,000, $9,000, and $16,000 was recorded in connection with this loan in 1994, 1995 and 1996.

  At June 30, 1995, On Ramp owed approximately $234,000 to its former shareholders pursuant to terms of promissory notes. The amount outstanding, including interest thereon, was converted to capital in 1996.

  During fiscal 1994 and 1995, Mednick had sales to companies affiliated through common ownership of $46,000 and $92,000. In fiscal 1995, a receivable of $104,000 arising from these sales was charged off to expense.

  On Ramp leases office space from an affiliate of its former shareholders. The lease provides for monthly payments of approximately $16,000 through September 1996. Total expenses paid to this affiliate during the years ended June 30, 1995 and 1996 and the three months ended September 30, 1995 and 1996 were $71,000, $374,000, $50,000 and $50,000, respectively.

NOTE 11--MAJOR CUSTOMER

  During 1995 and 1996, the Company had sales to one customer which accounted for approximately 16% and 15% of consolidated revenues.

NOTE 12--SUBSEQUENT EVENTS

 Private Placement

  In August 1996, the Company sold equity securities in a private placement. In November 1996, the agreement pursuant to which the securities were sold was amended. As a result, the Company issued an aggregate of 938,667 shares of its common stock in exchange for net proceeds (after transaction costs of approximately $50,000) of $4,948,000. Additionally, certain of the Company's shareholders gave the purchaser an additional 124,667 shares of the Company's Common Stock held by them for no consideration. The number of shares of common stock sold is required to be increased if the Company has not successfully completed a public offering of its common stock by January 31, 1997. Further increases will be required if a public offering has not been completed by July 31, 1997.

 Debt Conversions and Extinguishments

  During the three months ended September 30, 1996, the holders of the convertible promissory notes discussed in Note 5 converted such notes, aggregating $189,495, into 433,327 shares of common stock. In addition, a portion of the proceeds of the private placement discussed above was used to extinguish the remaining $1,880,505 of such notes. It is anticipated that $288,000 of a note payable to a related party will be repaid prior to the Offering, as discussed in Note 10.

-------------------------------------------------------------------------------

 NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SO-LICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Recent Developments......................................................   7
Risk Factors.............................................................   8
Use of Proceeds..........................................................  15
Dividend Policy..........................................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  24
Management...............................................................  32
Certain Transactions.....................................................  37
Principal and Selling Stockholders.......................................  39
Description of Securities................................................  41
Shares Eligible for Future Sale..........................................  42
Underwriting.............................................................  44
Legal Matters............................................................  45
Experts..................................................................  45
Additional Information...................................................  45
Index to Financial Statements............................................ F-1

 UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THE PROSPECTUS), ALL DEALERS AF-
FECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             THINK NEW IDEAS, INC.

                                     LOGO

                           2,000,000 SHARES OF
                                 COMMON STOCK


                                  PROSPECTUS
                                      , 1996


                            COMMONWEALTH ASSOCIATES

-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement, other than underwriting discounts and commissions, are estimated as follows:

     SEC Registration Fee............................................. $  6,673
     NASD Filing Fee..................................................    2,435
     Blue Sky Fees and Expenses.......................................   30,000
     Printing Expenses................................................  100,000
     Legal Fees and Expenses..........................................  200,000
     Accountant's Fees and Expenses...................................  100,000
     Transfer Agent and Registrar's Fee and Expenses..................   20,000
     Miscellaneous Expenses...........................................   65,892
                                                                       --------
       Total.......................................................... $525,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Underwriter has agreed to indemnify the Company, its directors and each person who controls it within the meaning of Section 15 of the Securities Act of 1933 with respect to any statement in or omission from the Registration Statement or the Prospectus or any amendment or supplement thereto if such statement or omission was made in reliance upon information furnished in writing to the Company by the Underwriter specifically for or in connection with the preparation of the Registration Statement, the Prospectus, or any such amendment or supplement thereto.

  Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) arising under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

  The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of shareholders or otherwise.

  Article Seven of the Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law.

  The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against any such person in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The Company was incorporated pursuant to the laws of the State of Delaware on January 30, 1996 at which time 2,171,507 shares of Common Stock were issued to the Company's founders in exchange for par value as follows: Benchmark: 709,501 shares of Common Stock; Ronald Bloom: 875,932 shares of Common Stock; Scott A. Mednick: 630,467 shares of Common Stock; and Christopher Efird: 101,357 shares of Common Stock. The issuances were effected pursuant to a claim exemption under Section 4(2) of the Act.

  In March 1996, in exchange for the extension of a loan in the aggregate principal amount of $270,000, the Company issued the 10% Notes to three lenders. In August 1996, an aggregate of $27,000 in principal amount of the 10% Notes was converted into 216,667 shares of Common Stock by the holders thereof and the remaining principal (plus accrued interest) was repaid.

  In April 1996, the Company commenced the private Offering of the 12% Notes. Pursuant to such Offering, the Company issued an aggregate of $1,800,000 in principal amount of 12% Notes to nine investors. The Company relied upon the services of the Placement Agent with respect to the offer of 12% Notes in the aggregate principal amount of $1,250,000, for which the Placement Agent received a fee equal to 10% of the aggregate proceeds of the private Offering and a non-accountable expense allowance equal to 3% of the aggregate proceeds received by the Company from investors introduced by the Placement Agent. In August 1996, an aggregate of $162,495 in principal amount of the 12% Notes was converted by the holders of thereof into 216,660 shares of Common Stock and the remaining principal (plus accrued interest) was repaid.

  Pursuant to the terms of the Omnicom Agreement, in August 1996, the Company offered and sold to Omnicom 938,667 shares of Common Stock in exchange for proceeds of $4,998,000.

  The Company believes that the transactions set forth above were exempt from registration with the Commission pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving any public Offering. Except as disclosed above, no broker-dealer or underwriter was involved in the foregoing transactions. All certificates representing such securities have been appropriately legended. The March and April 1996 placements were made in reliance upon a claim of exemption pursuant to Rule 506 of Regulation D. Additionally, the participants in the March and April 1996 private placements were accredited investors. All requisite regulatory filings were made in accordance with Rule 506 of Regulation D.

ITEM 16. EXHIBITS.

 EXHIBIT
  NUMBER                         DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  1.1*    Form of Underwriting Agreement by and among the Company and the
          Underwriter.
  1.2*    Form of Underwriter's Warrant.
  1.3*    Form of Advisory Agreement with Commonwealth Associates.
  1.4*    Form of Letter of Transmittal and Custody Agreement.
  1.5*    Form of Selling Stockholders Irrevocable Power of Attorney.
  3.1(a)* Certificate of Incorporation of the Company.
  3.1(b)* Certificate of Amendment to Certificate of Incorporation of the
          Company.
  3.1(c)* Certificate of Amendment to Certificate of Incorporation of the
          Company.
  3.2*    Amended and Restated Bylaws of the Company.
  4.1*    Specimen Common Stock Certificate of the Company.
  4.2*    Form of Non-Negotiable 10% Convertible Promissory Note.
  4.3*    Form of Series I Non-Negotiable 12% Convertible Promissory Note.
  5.1**   Opinion of De Martino Finkelstein Rosen & Virga, counsel for the
          Company.
 10.1*    Form of Agreement and Plan of Reorganization by and among the Company and each of the Subsidiaries.
 10.2*    Employment Agreement by and between the Company and Scott A. Mednick.
 10.3*    Employment Agreement by and between the Company and Adam Curry.

  EXHIBIT
  NUMBER                          DESCRIPTION OF DOCUMENT
  -------                         -----------------------
 10.3(a)*  Amendment to Adam Curry Employment Agreement dated October 28, 1996.
 10.4*     Employment Agreement by and between the Company and Ronald Bloom.
 10.4(a)*  Amendment to Ronald Bloom Employment Agreement dated October 28,
           1996.
 10.5*     Employment Agreement by and between the Company and David R. Hieb.
 10.6*     Employment Agreement by and between the Company and James Grannan.
 10.7*     Employment Agreement by and between the Company and Susan Goodman.
 10.8*     Employment Agreement by and between the Company and Dr. James
           Carlisle.
 10.8(a)*  Amendment to Dr. James Carlisle Employment Agreement dated October
           28, 1996.
 10.9*     Promissory Note, dated March 31, 1996, executed by On Ramp, Inc. in favor of the Company in the principal amount of $1,000,000.
 10.10*    Loan Agreement, dated March 31, 1996, by and between On Ramp, Inc.
           and the Company.
 10.11*    Promissory Note, dated March 31, 1996, executed by On Ramp, Inc. in favor of the Company in the principal amount of $600,000.
 10.12*    Pledge Agreement, dated March 31, 1996, by and among On Ramp, Inc.
           Adam Curry and the Company.
 10.13*    Loan Agreement, dated May 13, 1996, by and between the Company and
           Internet One, Inc.
 10.14*    Promissory Note, dated May 13, 1996, executed by Internet One, Inc.
           in favor of the Company in the principal amount of $70,000.
 10.15*    Pledge Agreement, dated May 13, 1996, by and among Internet One,
           Inc., David R. Hieb and the Company.
 10.16*    Form of Amended and Restated 1996 Stock Option Plan.
 10.16(a)* Amended and Restated 1996 Stock Option Plan.
 10.17(a)* Consulting Agreement by and between the Company and Benchmark Equity
           Group, Inc.
 10.17(b)* Amendment to Consulting Agreement dated August 9, 1996.
 10.18(a)* Stock Purchase Agreement between Omnicom Group Inc. and the Company.
 10.18(b)* Form of Letter of Amendment to Omnicom Agreement.
 10.19*    Form of Escrow Agreement between the Company, Continental Stock
           Transfer and Trust Company and certain stockholders of the Company.
 10.20(a)* Letter Agreement by and among the Company, Dan Carlisle and James H.
           Carlisle dated September 20, 1996.
 10.20(b)* Promissory Note, dated October 1, 1996, executed by the Company in favor of James J. Carlisle in the principal amount of $132,000.
 10.20(c)* Promissory Note, dated October 1, 1996, executed by the Company in favor of Dan Carlisle in the principal amount of $288,000.
 10.20(d)* Promissory Note, dated October 1, 1996, executed by the Company in favor of Dan Carlisle in the principal amount of $515,760.
 10.21     Employment letter by and between the Company and Mel Epstein.
 11        Loss per share calculations.
 21.1*     Subsidiaries of the Company.
 23.1**    Consent of De Martino Finkelstein Rosen & Virga (included in Exhibit
           5.1).
 23.2      Consent of BDO Seidman, LLP, independent certified public
           accountants.
 24.1*     Power of Attorney (included on signature page in Registration
           Statement).
 27.1      Financial Data Schedule.

--------
*Previously filed.
**To be filed by amendment.

ITEM 17. UNDERTAKINGS

  (a) Undertakings Relating to Indemnification and Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions of this Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

  In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (b) Undertakings Relating to Rule 430A Under the Securities Act of 1933. The Company hereby understands that it will:

    (1) For the purpose of determining any liability under the Securities Act of 1933, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company under Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 as part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and that Offering of such securities at that time shall be deemed to be as the initial bona fide Offering thereof.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON NOVEMBER 13, 1996.

                                          THINK New Ideas, Inc.

                                                  /s/ Melvin Epstein
                                          By: _________________________________

                                                    MELVIN EPSTEIN

                                               CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE


        /s/ Scott A. Mednick           Chief Executive           November  ,
-------------------------------------   Officer and                  1996
          SCOTT A. MEDNICK              Chairman of the
                                        Board of Directors

                                       President, Chief          November  ,
               *                        Operating Officer            1996
-------------------------------------   and Director
           RONALD E. BLOOM

                                       Chief Technology          November  ,
               *                        Officer and                  1996
-------------------------------------   Director
            ADAM S. CURRY

                                       Chief Financial           November  ,
               *                        Officer                      1996
-------------------------------------
           MELVIN EPSTEIN

                                       Director                  November  ,
               *                                                     1996
-------------------------------------
            FRANK DELAPE

                                       Director                        , 1996
-------------------------------------
           ANGEL MARTINEZ

                                       Director                        , 1996
-------------------------------------
           MICHAEL RIBERO

                                       Director                        , 1996
-------------------------------------
           BARRY J. WAGNER

      /s/ Scott A. Mednick

By*_____________________________

        SCOTT A. MEDNICK

        ATTORNEY-IN-FACT